WaMu Mortgage Pass-Through Certificates Series 2007-OA3 Marketing Materials

One-Year MTA Indexed Option ARMS

$ [1,080,940,100] (Approximate, Subject to +/- 10% Variance)

WaMu Asset Acceptance Corp.
Depositor

Washington Mutual Bank
Sponsor and Servicer



Important Notice About Information Presented in this
Preliminary Term Sheet

The securities described in this preliminary term sheet may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should carefully consider the risks of these securities.

We do not intend that there be any sale of the securities discussed in this preliminary term sheet in any state in which such offer or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state.

The issuer has filed a registration statement (including a prospectus) on Form S-3 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you so request by calling toll-free 1-800-667-9569.

We will provide information to you about the offered certificates in two separate documents that progressively provide more detail: (a) a prospectus, which provides general information, some of which may not apply to your series of certificates, and (b) the WaMu Mortgage Pass–Through Certificates, Series OA free writing prospectus, along with this preliminary term sheet, describes more specifically the terms of your series of certificates. This preliminary term sheet does not contain all of the information that is required to be included in the prospectus and the prospectus supplement that will be prepared for your series of certificates. The information in this preliminary term sheet is subject to completion or change. The information in this preliminary term sheet supersedes information contained in any prior term sheet relating to these securities prior to the time of your commitment to purchase. To understand the terms of the offered certificates, read carefully this entire preliminary term sheet and the prospectus and the WaMu Mortgage Pass–Through Certificates, Series OA free writing prospectus we will provide you. You may obtain a copy of the prospectus and the WaMu Mortgage Pass–Through Certificates, Series OA free writing prospectus by contacting WaMu Capital Corp. at 1-800-667-9569.

THE DATA DESCRIBING THE MORTGAGE POOL IN THIS PRELIMINARY TERM SHEET REFLECTS THE PRELIMINARY CHARACTERISTICS OF THE MORTGAGE POOL AS OF THE CUT-OFF DATE, WHICH IS MARCH 1, 2007. THE PROSPECTUS SUPPLEMENT THAT WILL BE PREPARED FOR THIS TRANSACTION WILL REFLECT THE FINAL MORTGAGE POOL DATA AS OF THE CUT-OFF DATE. ONCE AVAILABLE, A FINAL PROSPECTUS AND PROSPECTUS SUPPLEMENT MAY BE OBTAINED WITHOUT CHARGE BY CONTACTING WAMU CAPITAL CORP. AT 1-800-667-9569.

This preliminary term sheet is being delivered to you solely to provide you with information about the offering of the mortgage-backed securities referred to in this preliminary term sheet. The mortgage-backed securities referred to in this preliminary term sheet are being offered when, as and if issued. Our obligation to sell securities to you is conditioned on the securities having the characteristics described in this preliminary term sheet. If that condition is not satisfied, we will notify you, and neither the issuer nor any underwriter will have any obligation to you to deliver all or any portion of the securities which you have committed to purchase, and there will be no liability between us as a consequence of the non-delivery.

Preliminary Term Sheet **Date Prepared: March [20], 2007**

WaMu Mortgage Pass-Through Certificates, Series 2007-OA3

$ [1,080,940,100] (Approximate, Subject to +/- 10% Variance)

Publicly Offered Certificates

Adjustable Rate Residential Mortgage Loans

Class (1)	Principal/Notional Amount (Approx.) (1)	WAL (Yrs) To Call/Mat (2)	Pmt Window (Mths) To Call/Mat (2)	Interest Rate Type	Tranche Type	Expected Ratings S&P / Moody's
1A	$ 143,514,000	3.17/3.45	1-100/1-480	Variable (3)	Senior	AAA/Aaa
2A	$ 418,743,000	3.16/3.44	1-100/1-480	Variable (4)	Senior	AAA/Aaa
2A-1A	$ 170,000,000	3.16/3.44	1-100/1-480	Variable (4)	Senior	AAA/Aaa
2A-1B	$ 56,667,000	3.16/3.44	1-100/1-480	Variable (4)	Senior Mezz	AAA/Aaa
CA-1B	$ 98,617,000	3.16/3.45	1-100/1-480	Variable (5)	Senior Mezz	AAA/Aaa
CA-1C	$ 98,617,000	3.16/3.45	1-100/1-480	Variable (6)	Senior Mezz	AAA/Aaa
R	$ 100			[ ]%	Senior/Residual	AAA/Aaa
CX-PPP	$ 1,095,732,570			Variable (7)	Senior IO/PO/ Prepayment Penalty	AAA/Aaa
2X-1	$ 94,334,073			Variable (8)	Senior IO	AAA/Aaa
B-1	$ 19,176,000	5.67/6.34	1-100/1-480	Variable (9)	Subordinate	AA+/Aa1
B-2	$ 19,175,000	5.67/6.34	1-100/1-480	Variable (9)	Subordinate	AA/Aa1
B-3	$ 8,218,000	5.67/6.34	1-100/1-480	Variable (9)	Subordinate	AA-/Aa1
B-4	$ 27,394,000	5.67/6.34	1-100/1-480	Variable (9)	Subordinate	N/R /Aa2
B-5	$ 11,505,000	5.67/6.34	1-100/1-480	Variable (9)	Subordinate	N/R /A2
B-6	$ 4,931,000	5.67/6.34	1-100/1-480	Variable (9)	Subordinate	N/R /Baa1
B-7	$ 4,383,000	5.67/6.34	1-100/1-480	Variable (9)	Subordinate	N/R /Baa3
B-8	$ 3,287,000	Privately Offered Certificates		Variable (9)	Subordinate	N/R /Ba2
B-9	$ 3,287,000			Variable (9)	Subordinate	N/R /B2
B-10	$ 8,218,470			Variable (9)	Subordinate	N/R/NR
Total:	**$ 1,095,732,570**					

(1) Distributions on the Class 1A and Class R Certificates will be derived primarily from a pool of conforming balance adjustable-rate mortgage loans indexed off of One-Year MTA (as defined herein) (the "**Group 1 Mortgage Loans**" such mortgage loans, "**Loan Group 1**"). Distributions on the Class 2A, Class 2A-1A, Class 2A-1B Certificates will be derived primarily from a pool of conforming balance and non-conforming balance adjustable rate mortgage loans indexed off of One-Year MTA (the "**Group 2 Mortgage Loans**" such mortgage loans, "**Loan Group 2**"). Distributions on the Class CA-1B, Class CA-1C, Class CX-PPP and Subordinate Certificates (as defined herein) will be derived from the Group 1 and Group 2 Mortgage Loans. Subgroup 2A is comprised of Group 2 Mortgage Loans that do not impose a prepayment penalty for early prepayment and have an initial fixed rate period of 3 months (the "**Subgroup 2A Mortgage Loans**" such mortgage loans, "**Subgroup 2A**"). Subgroup 2B is comprised of Group 2 Mortgage Loans that are not Subgroup 2A Mortgage Loans (the "**Subgroup 2B Mortgage Loans**" such mortgage loans, "**Subgroup 2B**"). Distributions on the Class 2X-1 Certificates will be derived primarily from the Subgroup 2-A Mortgage Loans. Amounts otherwise available for distribution as interest to the Class CX-PPP Certificates may instead be used to pay Carryover Shortfall Amounts (as defined herein) to the Class A (as defined herein) and Subordinate Certificates. Class sizes are subject to final collateral pool size and rating agency approval and may increase or decrease by up to 10%.

(2) WAL and Payment Windows for the Class 1A, Class 2A, Class 2A-1A, Class 2A-1B, Class CA-1B, Class CA-1C, Class B-1, Class B-2, Class B-3, Class B-4, Class B-5, Class B-6 and Class B-7 Certificates are shown to the Optional Call Date (as defined herein) and to Maturity.

(3) On each Distribution Date (as defined herein), the certificate interest rate for the Class 1A Certificates will be equal to the lesser of (i) One-Year MTA plus the related margin and (ii) the Net WAC Cap (as defined herein) for Loan Group 1. In addition, if on the initial Distribution Date the certificate interest rate for the Class 1A Certificates is equal to the Net WAC Cap for Loan Group 1, the Class 1A Certificates may be entitled to receive, as interest, Carryover Shortfall Amounts from amounts, if any, otherwise payable to the Class CX-PPP Certificates. See "Carryover Shortfall Amount" and "Certificates Priority of Distributions" in this preliminary term sheet. For the initial Distribution Date, after giving effect to carryover shortfall payments, if any, the annual certificate interest rate on these certificates will equal approximately [__]%.

(4) On each Distribution Date, the certificate interest rate for the Class 2A, Class 2A-1A, Class 2A-1B, Certificates will be equal to the lesser of (i) One-Year MTA plus the related margin and (ii) the Net WAC Cap for Loan Group 2. In addition, if on the initial Distribution Date the certificate interest rate for the Class 2A, Class 2A-1A and Class 2A-1B Certificates is equal to the Net WAC Cap for Loan Group 2, the Class 2A, Class 2A-1A, Class 2A-1B Certificates may be entitled to receive, as interest, Carryover Shortfall Amounts from amounts, if any, otherwise payable to the Class CX-PPP Certificates. See "Carryover Shortfall Amount" and "Certificates Priority of Distributions" in this preliminary term sheet. For the initial Distribution Date, after giving effect to carryover shortfall payments, if any, the annual certificate interest rate on these certificates will equal approximately [__]%.

(5) Solely for purposes of calculating distributions of principal and interest and the allocation of losses realized on the mortgage loans, the Class CA-1B Certificates will be deemed to be comprised of two components (the "**Class CA-1B Group 1 Component**" and "**Class CA-1B Group 2 Component**" each, a "**Class CA-1B Component**"). Each Class CA-1B Component will have a component principal balance representing a portion of the Class CA-1B principal balance. Interest will be payable with respect to each Class CA-1B Component. The initial principal balance of the **Class CA-1B Group 1 Component** and **Class CA-1B Group 2 Component** will be approximately $[17,940,000] and $[80,677,000], respectively.

On each Distribution Date, the certificate interest rate on the Class CA-1B Group 1 Component will be equal to the least of (i) the London Interbank Offered Rate for one-month United States dollar deposits (**"LIBOR"**) plus the related margin (the margin will be multiplied by 2.0 after the first possible Optional Call Date), (ii) the Adjusted Net WAC Cap (as defined herein) for Loan Group 1 and (iii) the Maximum Loan Group 1 Rate (as defined herein). In addition, if on any Distribution Date the certificate interest rate for the Class CA-1B Group 1 Component is equal to the Adjusted Net WAC Cap for Loan Group 1, the Class CA-1B Group 1 Component may be entitled to receive, as interest, Carryover Shortfall Amounts from amounts, if any, otherwise payable to the Class CX-PPP Certificates. See "Carryover Shortfall Amount" and "Certificates Priority of Distributions" in this preliminary term sheet. For the initial Distribution Date, after giving effect to carryover shortfall payments, if any, the annual certificate interest rate on these certificates will equal approximately [__]%.

On each Distribution Date, the certificate interest rate on the Class CA-1B Group 2 Component will be equal to the least of (i) LIBOR plus the related margin (the margin will be multiplied by 2.0 after the first possible Optional Call Date), (ii) the Adjusted Net WAC Cap for Loan Group 2 and (iii) the Maximum Loan Group 2 Rate (as defined herein). In addition, if on any Distribution Date the certificate interest rate for the Class CA-1B Group 2 Component is equal to the Adjusted Net WAC Cap for Loan Group 2, the Class CA-1B Group 2 Component may be entitled to receive, as interest, Carryover Shortfall Amounts from amounts, if any, otherwise payable to the Class CX-PPP Certificates. See "Carryover Shortfall Amount" and "Certificates Priority of Distributions" in this preliminary term sheet. For the initial Distribution Date, after giving effect to carryover shortfall payments, if any, the annual certificate interest rate on these certificates will equal approximately [__]%.

(6) Solely for purposes of calculating distributions of principal and interest and the allocation of losses realized on the mortgage loans, the Class CA-1C Certificates will be deemed to be comprised of two components (the "**Class CA-1C Group 1 Component**" and "**Class CA-1C Group 2 Component**" each, a "**Class CA-1C Component**"). Each Class CA-1C Component will have a component principal balance representing a portion of the Class CA-1C principal balance. Interest will be payable with respect to each Class CA-1C Component. The initial principal balance of the **Class CA-1C Group 1 Component** and **Class CA-1C Group 2 Component** will be approximately $[17,940,000] and $[80,677,000], respectively.

On each Distribution Date, the certificate interest rate on the Class CA-1C Group 1 Component will be equal to the least of (i) LIBOR plus the related margin (the margin will be multiplied by 2.0 after the first possible Optional Call Date), (ii) the Adjusted Net WAC Cap for Loan Group 1 and (iii) the Maximum Loan Group 1 Rate. In addition, if on any Distribution Date the certificate interest rate for the Class CA-1C Group 1 Component is equal to the Adjusted Net WAC Cap for Loan Group 1, the Class CA-1C Group 1 Component may be entitled to receive, as interest, Carryover Shortfall Amounts from amounts, if any, otherwise payable to the Class CX-PPP Certificates. See "Carryover Shortfall Amount" and "Certificates Priority of Distributions" in this preliminary term sheet. For the initial Distribution Date, after giving effect to carryover shortfall payments, if any, the annual certificate interest rate on these certificates will equal approximately [__]%.

On each Distribution Date, the certificate interest rate on the Class CA-1C Group 2 Component will be equal to the least of (i) LIBOR plus the related margin (the margin will be multiplied by 2.0 after the first possible Optional Call Date), (ii) the Adjusted Net WAC Cap for Loan Group 2 and (iii) the Maximum Loan Group 2 Rate. In addition, if on any Distribution Date the certificate interest rate for the Class CA-1C Group 2 Component is equal to the Adjusted Net WAC Cap for Loan Group 2, the Class CA-1C Group 2 Component may be entitled to receive, as interest, Carryover Shortfall Amounts from amounts, if any, otherwise payable to the Class CX-PPP Certificates. See "Carryover Shortfall Amount" and "Certificates Priority of Distributions" in this preliminary term sheet. For the initial Distribution Date, after giving effect to carryover shortfall payments, if any, the annual certificate interest rate on these certificates will equal approximately [__]%.

(7) Solely for purposes of calculating distributions of principal and interest and the allocation of losses realized on the Mortgage Loans the Class CX-PPP Certificates will be deemed to be comprised of two interest-only components (the "**Class CX-PPP Loan Group 1 IO Component**" and the "**Class CX-PPP Loan Group 2 IO Component**" each, a "**Class X IO Component**") and two principal-only components (the " **Class CX-PPP Loan Group 1 PO Component** " and the " **Class CX-PPP Loan Group 2 PO Component** " each, a "**Class X PO Component**"). Interest, if any, will be payable with respect to each Class X IO Component. The Class X IO Components will not have a principal balance and principal will not be payable with respect to the Class X IO Components. Each Class X PO Component will have a principal balance which initially will equal zero. Interest will not accrue on any Class X PO Component. In the event that interest otherwise payable with respect to each Class X IO Component is reduced as a result of the allocation of net negative amortization (as described herein), the amount of such reduction will be added as principal to the related Class X PO Component Principal Balance.

The amount of interest available for distribution to the Class CX-PPP Certificates on any Distribution Date (before giving effect to the allocation of any shortfall in interest collections and payment of Carryover Shortfall Amounts) will equal, subject to the limitations described in this footnote (7), the sum of:

> (1) interest associated with the Class CX--PPP Loan Group 1 IO Component, which is the excess, if any, of
>
>> (x) the product of (i) a fraction, the numerator of which is the Net WAC Cap for Loan Group 1 and the denominator of which is 12, and (ii) the Loan Group 1 Balance (as defined herein) over
>> (y) the product of (i) a fraction, the numerator of which is the Weighted Average Certificate Interest Rate for Loan Group 1 and the denominator of which is 12, and (ii) the Loan Group 1 Balance reduced by the principal balance of the Class CX-PPP Loan Group 1 PO Component; and
>
> (2) interest associated with the Class CX-PPP Loan Group 2 IO Component, which is the excess, if any, of
>
>> (x) the product of (i) a fraction, the numerator of which is the Net WAC Cap for Loan Group 2 and the denominator of which is 12, and (ii) the Loan Group 2 Balance (as defined herein) over
>> (y) the product of (i) a fraction, the numerator of which is the Weighted Average Certificate Interest Rate for Loan Group 2 and the denominator of which is 12, and (ii) the Loan Group 2 Balance reduced by the principal balance of the Class CX-PPP Loan Group 2 PO Component;

provided, *however*, that if either loan group is an Overcollateralized Group (as defined in the WaMu Mortgage Pass–Through Certificates, Series OA free writing prospectus), the amount of interest available for distribution to the Class CX-PPP Certificates may be greater or less than it otherwise would be, as described in the pooling agreement.

Notwithstanding the foregoing, interest otherwise available for distribution to the Class CX-PPP Certificates on any Distribution Date may instead be distributed as Carryover Shortfall Amounts. See "Carryover Shortfall Amount" and "Certificates Priority of Distributions" in this preliminary term sheet.

Notwithstanding the foregoing, if the aggregate amount of interest available for distribution to the Class CX-PPP Certificates on any Distribution Date, calculated as described above, is greater than the Maximum Class X Interest Amount (as defined herein), then the aggregate amount of interest available for distribution to the Class CX-PPP Certificates will be capped at the Maximum Class X Interest Amount, and the amount of interest accrued on each of the Class CX-PPP Loan Group 1 IO Component and Class CX-PPP Loan Group 2 IO Component, if such amount is positive, will equal its pro rata portion of the Maximum Class X Interest Amount (pro rata according to such amount, calculated as described above without giving effect to this sentence).

In addition, the Class CX-PPP Certificates will be entitled to receive all prepayment penalty payments, with respect to voluntary full prepayments, remitted to the Trust for each Mortgage Loan. Accordingly, these amounts will not be available for distribution to other classes of certificates.

(8) For each Distribution Date, the Class 2X-1 Certificates will not receive any distributions of principal, but will accrue interest on the Class 2X-1 notional amount, which will equal the Subgroup 2A Balance (as defined herein). The initial Class 2X-1 notional amount will be approximately $[94,334,074]. For each Distribution Date, the certificate interest rate for the Class 2X-1 Certificates will be equal to the weighted average of an amount on each Subgroup 2A Mortgage Loan which is calculated as follows: (a) for each Subgroup 2A Mortgage Loan that was is in its initial 3 month fixed rate period in the calendar month immediately preceding such Distribution Date, 0.00% and (b) for each Subgroup 2A Mortgage Loan that was not in its initial 3 month fixed rate period in the calendar month immediately preceding such Distribution Date, the excess, if any, of the gross margin on such Subgroup 2A Mortgage Loan over [ ]%.

(9) For each Distribution Date, the certificate interest rate for the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5, Class B-6 and Class B-7Certificates will be equal to the least of (i) LIBOR plus the related margin (in each case, the margin will be multiplied by 1.5 after the first possible Optional Call Date), (ii) the Class B Adjusted Net WAC Cap (as defined herein) and (iii) the Maximum Class B Rate (as defined herein). In addition, if on any Distribution Date the certificate interest rate for the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5, Class B-6 and Class B-7 Certificates are equal to the Class B Adjusted Net WAC Cap, the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5, Class B-6 and Class B-7 Certificates may be entitled to receive, as interest, Carryover Shortfall Amounts from amounts, if any, otherwise payable to the Class CX-PPP Certificates. See "Carryover Shortfall Amount" and "Certificates Priority of Distributions" in this preliminary term sheet.

Transaction Summary:

Issuing Entity:	WaMu Mortgage Pass-Through Certificates Series 2007-OA3 Trust (the "**Trust'**).
Depositor:	WaMu Asset Acceptance Corp. ("**WAAC**").
Sponsor and Servicer:	Washington Mutual Bank ("**WMB**").
Sole Manager:	WaMu Capital Corp.
Trustee:	LaSalle Bank National Association.
Rating Agencies:	It is anticipated that the Offered Certificates will be rated by Moody's and Standard & Poor's and assigned the credit ratings described on page 3 of this Preliminary Term Sheet.
Cut-off Date:	March 1, 2007.
Expected Pricing Date For the Offered Certificates:	On or about March [21], 2007.
Closing Date:	On or about March [27], 2007.
Distribution Date:	The 25th of each month (or if such day is not a business day, the next succeeding business day), commencing in April 2007.
Servicing Fee for Group 1 Mortgage Loans Without Prepayment Penalties:	For Group 1 Mortgage Loans without prepayment penalties, the greater of (i) 0.375% per annum of the principal balance of such mortgage loan and (ii) the excess, if any, of the gross margin on such mortgage loan over [1.10]% per annum of the principal balance of such mortgage loan.
Servicing Fee for Group 1 Mortgage Loans With Prepayment Penalty Terms Up to 12 Months:	For Group 1 Mortgage Loans that have prepayment penalty terms up to and including 12 months, the greater of (i) 0.375% per annum of the principal balance of such mortgage loan and (ii) the excess, if any, of the gross margin on such mortgage loan over [1.40]% per annum of the principal balance of such mortgage loan.
Servicing Fee for Group 1 Mortgage Loans With Prepayment Penalty Terms Greater Than or Equal to 30 Months:	For Group 1 Mortgage Loans that have prepayment penalty terms of 30 months or 36 months, the greater of (i) 0.375% per annum of the principal balance of such mortgage loan and (ii) the excess, if any, of the gross margin on such mortgage loan over [2.20]% per annum of the principal balance of such mortgage loan.
Servicing Fee for Subgroup 2A Mortgage Loans:	For Subgroup 2A Mortgage Loans, 0.375%.
Servicing Fee for Subgroup 2B Mortgage Loans Without Prepayment Penalties:	For Subgroup 2B Mortgage Loans without prepayment penalties, the greater of (i) 0.375% per annum of the principal balance of such mortgage loan and (ii) the excess, if any, of the gross

margin on such mortgage loan over [1.10]% per annum of the principal balance of such mortgage loan.

Servicing Fee for Subgroup 2B Mortgage Loans With Prepayment Penalty Terms Up to 12 Months: For Subgroup 2B Mortgage Loans that have prepayment penalty terms up to and including 12 months, the greater of (i) 0.375% per annum of the principal balance of such mortgage loan and (ii) the excess, if any, of the gross margin on such mortgage loan over [1.40]% per annum of the principal balance of such mortgage loan.

Servicing Fee for Subgroup 2B Mortgage Loans With Prepayment Penalty Terms Greater Than or Equal to 30 Months: For Subgroup 2B Mortgage Loans that have prepayment penalty terms of 30 months or 36 months, the greater of (i) 0.375% per annum of the principal balance of such mortgage loan and (ii) the excess, if any, of the gross margin on such mortgage loan over [2.20]% per annum of the principal balance of such mortgage loan.

Certificates: The "**Senior Certificates**" will consist of the Class 1A, Class 2A, Class 2A-1A, Class 2A-1B, Class CA-1B and Class CA-1C (the **"Class A Certificates")**, Class CX-PPP and Class 2X-1 (the **"Class X Certificates"**) and Class R Certificates. The "**Senior Subordinate Certificates**" will consist of the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5, Class B-6 and Class B-7 Certificates. The "**Junior Subordinate Certificates**" will consist of the Class B-8, Class B-9 and Class B-10 Certificates. The Senior Subordinate Certificates and Junior Subordinate Certificates are collectively known as the "**Subordinate Certificates**". The Senior Certificates and Subordinate Certificates are collectively referred to herein as the "**Certificates.**" The Senior and Senior Subordinate Certificates are being offered herein and are referred to herein as the "**Offered Certificates**".

Registration: The Offered Certificates (excluding Class R) will be made available in book-entry form through DTC. It is anticipated that the Offered Certificates will also be made available in book-entry form through Clearstream, Luxembourg and the Euroclear System.

Federal Tax Treatment: It is anticipated that the Offered Certificates (other than the Class R Certificate and the portion of the Class CX-PPP Certificates that represents the right to receive certain prepayment penalties) will be treated as REMIC regular interests for federal tax income purposes, coupled in certain cases with a right to receive additional payments pursuant to a notional principal contract and with respect to the Class CX-PPP Certificates, with an obligation to make payments pursuant to a notional principal contract. The portion of the Class CX-PPP Certificate that represents a right to receive certain prepayment penalties will be treated as stripped interests in the related Mortgage Loans for federal income tax purposes, and will not represent an interest in any REMIC. The Class R Certificate will be treated as a REMIC residual interest for tax purposes.

Accrued Interest: The price to be paid by investors for the Class CA-1B, Class CA-1C and Subordinate Certificates will not include accrued interest (settling flat). The price to be paid by investors for the Class 1A, Class 2A, Class 2A-1A, Class 2A-1B and Class X Certificates will include [26] days of accrued interest.

Interest Accrual Period: The interest accrual period for the Class CA-1B, Class CA-1C and Subordinate Certificates for a given Distribution Date will be the period beginning on the 25th day of the month immediately preceding the month during which such Distribution Date occurs (or, in the case of the first Distribution Date, the Closing Date) and ending on the 24th day of the month during which such Distribution Date occurs (on an actual/360 basis). The interest accrual period for the Class 1A, Class 2A, Class 2A-1A, Class 2A-1B and Class X Certificates will be on the calendar month prior to such Distribution Date (on a 30/360 basis).

ERISA Eligibility: The Offered Certificates (other than the Class R) are expected to be eligible for purchase by persons investing assets of employee benefit plans and individual retirement accounts subject to Title I of ERISA or Section 4975 of the Internal Revenue Code. Prospective investors should review with their legal advisors whether the purchase and holding of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Internal Revenue Code or other similar laws. The Class R Certificates are not expected to be eligible for purchase by persons investing assets of employee benefit plans and individual retirement accounts subject to Title I of ERISA or Section 4975 of the Internal Revenue Code. See "ERISA Considerations" in the WaMu Mortgage Pass–Through Certificates, Series OA free writing prospectus for additional information.

SMMEA Treatment: The Class A, Class X, Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA. The Class B-6, Class B-7, Class B-8, Class B-9 and Class B-10 Certificates are **not** expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for an optional termination of the Trust which may be exercised once the aggregate principal balance of the Mortgage Loans is equal to less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "**Optional Call Date**").

Pricing Prepayment
Speed: The Offered Certificates will be priced to a prepayment speed of 25% CPR.

Compensating Interest: Compensating interest paid by the Servicer with respect to the Mortgage Loans in each loan group will equal the least of (a) any shortfall for the previous month in interest collections resulting from the timing of payoffs on the Mortgage Loans in that loan group made from the 15th day of the calendar month before the Distribution Date to the last day of such month, (b) the sum of 1/12 of 0.050% of the aggregate Stated Principal Balance of such Mortgage Loans in that loan group, any reinvestment income realized by the Servicer relating to payoffs on such Mortgage Loans in that loan group made during the prepayment period, and interest payments on the payoffs in that loan group received during the period of the 1st day through the 14th day of the month of the Distribution Date, as applicable and (c) 1/12 of 0.125% of the aggregate Stated Principal Balance of such Mortgage Loans in that loan group.

Mortgage Loans: As of the Cutoff Date, the aggregate principal balance of the mortgage loans described herein (the "**Mortgage Loans**") is approximately $[1,095,732,571]. As of the Cutoff Date, the aggregate principal balance of the Group 1 Mortgage Loans, Group 2 Mortgage Loans, Subgroup 2A Mortgage Loans and Subgroup 2B Mortgage Loans is approximately $[199,327,734], $[896,404,836], $[94,334,074] and $[802,070,763], respectively. The Mortgage Loans consist of conventional, adjustable rate, first lien residential mortgage loans with original terms to maturity of not more than [30 or 40] years. The Group 1 Mortgage Loans are conforming balance mortgage loans and the Group 2 Mortgage Loans are conforming and non-conforming balance mortgage loans. As of the Cutoff Date, the aggregate principal balance of the Group 1 Mortgage Loans and Group 2 Mortgage Loans that impose a prepayment penalty for voluntary prepayments in full is approximately $[149,085,714] and $[616,816,365], respectively. All the Mortgage Loans accrue interest at a mortgage rate which adjusts monthly (after an initial fixed rate period of [1 or 3] months) based upon an Index rate of the 12-month moving average of the monthly yield on United States treasury securities adjusted to a constant maturity of one year ("**One-Year MTA**") in the case of the Mortgage Loans. After the initial fixed interest rate period, the interest rate for each Mortgage Loan will adjust monthly to equal the sum of the related Index and the gross margin. As of the Cut-off Date, approximately [79.70] % of the Mortgage Loans were still in their fixed rate period. None of the Mortgage Loans are subject to a periodic rate adjustment cap. All of the Mortgage Loans are subject to a maximum mortgage rate.

For all of the Mortgage Loans, the Minimum Monthly Payment is set at origination and, after an initial fixed rate period of [1 or 3] months, is adjusted on the first anniversary of the first due date and annually thereafter, subject to the limitations set forth below, to an amount which will fully amortize the Mortgage Loan at the then current mortgage interest rate in equal monthly installments over its remaining term to maturity (the "**Minimum Monthly Payment**"). This adjustment is subject to the conditions that (i) the amount of the Minimum Monthly Payment will not increase or decrease by an amount that is more than 7.50% of the current Minimum Monthly Payment, (ii) as of the fifth anniversary of the first due date and on the same day every five years thereafter, the Minimum Monthly Payment will be recast without regard to the limitation in clause (i) above and (iii) if the unpaid principal balance exceeds a percentage (either 110% or 115%) of the original principal balance due to negative amortization (the

"**Negative Amortization Limit**"), the Minimum Monthly Payment will be recast without regard to the limitation in clause (i) to amortize fully the then unpaid principal balance over the remaining term to maturity.

Negative amortization on a Mortgage Loan will occur when the monthly payment made by the borrower is less than interest accrued at the current mortgage rate on the unpaid principal balance of the Mortgage Loan (such deficiency, "**Negative Amortization**"). The amount of the Negative Amortization is added to the unpaid principal balance of the Mortgage Loan.

On the Closing Date, the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to be approximately $[1,095,732,571], subject to an increase or decrease of up to 10%. It is expected that the characteristics of the Mortgage Loans on the closing date will be substantially similar to the characteristics of the Mortgage Loans described herein. The initial principal balance of any of the Offered Certificates on the Closing Date is subject to an increase or decrease of up to 10% from the amounts shown herein.

Class CX-PPP Certificates:	With respect to each Mortgage Loan, (a) all prepayment penalty payments on such Mortgage Loans remitted to the Trust with respect to voluntary full prepayments that have prepayment penalties and (b) any amounts paid by the Servicer, pursuant to the pooling agreement if the Servicer, waives a penalty on a voluntary full prepayment of a Mortgage Loan other than in accordance with the standards set forth in the pooling agreement, or paid by Washington Mutual Bank pursuant to the mortgage loan sale agreement if it breaches certain representations and warranties with respect to a Mortgage Loan that requires payment of a penalty on voluntary full prepayment (each an "**Assigned Prepayment Penalty**") will be distributed to the holders of the Class CX-PPP Certificates in the following manner: on each Distribution Date (i) the Class CX-PPP Certificates will be entitled to receive all such prepayment penalty payments remitted to the Trust during the period from the 15th day of the immediately preceding calendar month (or, in the case of the first Distribution Date, from the Cut-Off Date) through the 14th day of the current calendar for each Mortgage Loan. The holders of the Class CX-PPP Certificates will not receive any prepayment penalty payment with respect to voluntary partial prepayments; each such payment will be retained by the Servicer as additional servicing compensation. No prepayment penalty payments will be available for distribution to holders of the other classes of certificates.

Notwithstanding the foregoing, prepayment penalties may be waived by the Servicer and, if waived in accordance with the terms of the pooling agreement, the amount of the waived penalty will not be available for distribution to the holders of the Class CX-PPP Certificates. Circumstances under which the Servicer may waive a prepayment penalty include, among other circumstances set forth in the pooling agreement, (i) some cases, for Mortgage Loans originated by the Servicer or an affiliate thereof, where the mortgagor sells the mortgaged property and obtains a new mortgage loan originated and serviced by Washington Mutual Bank to purchase another property, provided that the prepayment is made no earlier than one year after origination, (ii) in some cases, for Mortgage Loans, originated by the Servicer or an affiliate thereof, with prepayment penalty terms greater than 12 months, where the mortgagor refinances the Mortgage Loan with a new mortgage loan originated and serviced by Washington Mutual Bank, provided that 90 days or less remain in the prepayment penalty term or (iii) for prepayments of accrued but unpaid interest that has been added to principal as a result of negative amortization. **Moreover, regardless of the terms of the mortgage note, the Servicer will not collect prepayment penalties after the third anniversary of the origination of any Mortgage Loan**. The Servicer will also not collect prepayment penalties due to involuntary prepayments such as foreclosures.

Investors should conduct their own analysis of the effect, if any, that the payment of the Assigned Prepayment Penalties on the Class CX-PPP Certificates, or decisions by the Servicer with respect to waiver thereof, may have on the performance of such certificates. General economic conditions and homeowner mobility will also affect the prepayment rate.

In addition, under circumstances described in the pooling agreement, the depositor or Washington Mutual Bank may be required to repurchase Mortgage Loans from the Trust (or substitute new mortgage loans for those Mortgage Loans). The holders of the Class CX-PPP

Certificates will not be entitled to any prepayment penalty paid, after the date of repurchase or substitution, on a Mortgage Loan that was repurchased from the Trust or substituted for.

See the "**Prepay Term (Months)**" tables in this preliminary term sheet for information regarding the number of loans, and the related percentage of the mortgage pool, that contain prepayment penalties, broken out for each of the various prepayment penalty terms. Generally, the mortgage loans with prepayment penalties provide for the payment of a penalty in connection with certain voluntary, full or partial prepayments made within a period of time specified in the related mortgage note and generally ranging from [one to three years] from the date of origination of such Mortgage Loan. The amount of the applicable prepayment penalty, to the extent permitted by applicable law, is as provided in the related mortgage note.

As of the Cutoff Date, for mortgage loans that impose prepayment penalties for voluntary full prepayments received on or before the first anniversary of the origination of the mortgage loan, the amount of such prepayment penalty is 2.0% of the original loan amount.

As of the Cutoff Date, for mortgage loans that impose prepayment penalties for voluntary full prepayments received within three years from origination of the mortgage loan, the amount of such prepayment penalty is (i) 3.0% of the original loan amount for voluntary full prepayments received on or before the first anniversary of the origination of the mortgage loan, (ii) 2.0% of the original loan amount for voluntary full prepayments received after the first anniversary of the origination of the mortgage loan but on or before the second anniversary of the origination of the mortgage loan and (iii) 1.0% of the original loan amount for voluntary full prepayments received after the second anniversary of the origination of the mortgage loan but on or before the third anniversary of the origination of the mortgage loan.

As of the Cutoff Date, for mortgage loans that impose prepayment penalties for voluntary full prepayments received within 30 months from origination of the mortgage loan, the penalty is 2% of the amount of the prepayment in excess of 20% of the original loan amount.

Credit Enhancement: Senior/subordinate, shifting interest structure. The credit enhancement information shown below is subject to final rating agency approval. Credit enhancement for the Class A Certificates will consist of the subordination of the Subordinate Certificates, initially [10.00]% total subordination (subject to the variance stated in the collateral profile).

Shifting Interest: For each Distribution Date before April 2017, the Subordinate Certificates will be locked out from receipt of prepayments in full on a Mortgage Loan (each, a "**Payoff**") and partial prepayments on a Mortgage Loan, including any amounts in excess of the Minimum Monthly Payment (each, a "**Curtailment**") (net of Negative Amortization) (unless the aggregate principal balance of the Class A Certificates and the Class X PO Components are paid down to zero or the credit enhancement provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the WaMu Mortgage Pass–Through Certificates, Series OA free writing prospectus), the Subordinate Certificates will receive their increasing portions of unscheduled principal payments (net of Negative Amortization).

The prepayment percentages on the Subordinate Certificates are as follows:

Periods:	**Unscheduled Principal Payments (%)**
April 2007 – March 2017	0% Pro Rata Share
April 2017 – March 2018	30% Pro Rata Share
April 2018 – March 2019	40% Pro Rata Share
April 2019 – March 2020	60% Pro Rata Share
April 2020 – March 2021	80% Pro Rata Share
April 2021 and after	100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Subordinate Certificates has doubled (subject to the performance triggers described in the WaMu Mortgage Pass–Through Certificates, Series OA free writing prospectus), (i) on or prior to the Distribution Date in March 2010, and the cumulative realized losses on the Mortgage Loans allocated to the Subordinate Certificates, as a percentage of the aggregate Class Principal Balance of the Subordinate Certificates as of the Closing Date, do not exceed 20%, the Subordinate Certificates will be entitled to 50% of their pro rata share of Payoffs and Curtailments (net of Negative Amortization) or (ii) after the Distribution Date in March 2010, and the cumulative realized losses on the Mortgage Loans allocated to the Subordinate Certificates, as a percentage of the aggregate Class Principal Balance of the Subordinate Certificates as of the Closing Date, do not exceed 30%, the Subordinate Certificates will be entitled to 100% of their pro rata share of Payoffs and Curtailments (net of Negative Amortization).

In the event the current aggregate principal balance of the related Class A Certificates and the Class X PO Components related to a loan group, divided by the Stated Principal Balance of the related Mortgage Loans (the "**Senior Percentage**") exceeds the applicable initial Senior Percentage as of the Closing Date, the related Class A Certificates and related Class X PO Components will receive all Payoffs and Curtailments (net of Negative Amortization) for the related Mortgage Loans.

Stated Principal Balance: The **"Stated Principal Balance"** of any Mortgage Loan as of any date of determination is equal to its principal balance as of the Cut-Off Date, after application of all scheduled principal payments due on or before the Cut-Off Date, whether or not received, reduced by all amounts allocable to principal that have been distributed to certificateholders with respect to that Mortgage Loan on or before that date of determination, and as further reduced to the extent that any realized loss on that Mortgage Loan has been allocated to one or more classes of certificates on or before that date of determination, and as increased by the amounts of any Negative Amortization with respect to that Mortgage Loan for all prior interest accrual periods.

Class Principal Balance: The **"Class Principal Balance"** for any Distribution Date and for any class of certificates (other than the Class CA-1B and Class CA-1C Certificates) will equal the aggregate amount of principal to which such class or, in the case of the Class X Certificates, the related principal-only component, is entitled on the Closing Date, reduced by all distributions of principal to that class or component, as applicable, and all allocations of losses required to be borne by that class or component, as applicable, before that Distribution Date and increased by the portion of the aggregate Net Negative Amortization allocated to that class or component, as applicable.

The **"Class Principal Balance"** for any Distribution Date and the Class CA-1B and Class CA-1C Certificates will equal the sum of the related Component Principal Balances.

Component Principal Balance: The **"Component Principal Balance"** for any Distribution Date and any Class CA-1B and Class CA-1C Component will equal the aggregate amount of principal to which that component is entitled on the Closing Date, reduced by all distributions of principal to that component, and all allocations of losses required to be borne by that component, before that Distribution Date and increased by the portion of the aggregate Net Negative Amortization allocated to that component, as applicable.

Subordinate Component Balance: The **"Subordinate Component Balance"** for either of Loan Group 1 or Loan Group 2 as of any date of determination will equal the product of (x) the aggregate Class Principal Balance of the Subordinate Certificates and (y) a fraction, the numerator of which is the excess, if any, of the aggregate Stated Principal Balance of the Mortgage Loans in that loan group over the aggregate Class Principal Balance or Component Principal Balance of the Class A and Class X Certificates (or components thereof, as applicable) related to such loan group (and, in the case of Loan Group 1, the Class R Certificates) and the denominator of which is the sum of such excess amounts calculated for each loan group.

Net Mortgage Rate: The "**Net Mortgage Rate**" with respect to each Mortgage Loan is equal to the excess, if any, of the mortgage interest rate over the servicing fee rate.

Net WAC Cap: The "**Net WAC Cap**" for any Distribution Date and (i) Loan Group 1 is equal to the weighted average of the Net Mortgage Rates of the Group 1 Mortgage Loans and (ii) Loan Group 2 is equal to (x) the weighted average of the Net Mortgage Rates of the Group 2 Mortgage Loans reduced by (y) a fraction, the numerator of which is the product of the Class 2X-1 certificate interest rate for that Distribution Date and the Subgroup 2A Balance, and the denominator is the Loan Group 2 Balance, in the case of each of clause (i) and clause (ii), as of the second preceding Due Date (after giving effect to (a) the payments due on the related Mortgage Loans on that Due Date and (b) except for the first Distribution Date, any Payoffs on the related Mortgage Loans received on or before the 14th day of the calendar month of that Due Date).

Adjusted Net

WAC Cap:	The "**Adjusted Net WAC Cap**" for each of Loan Group 1 and Loan Group 2 is equal to the Net WAC Cap of the related Loan Group, adjusted on an actual/360 basis.
Class B Adjusted Net WAC Cap:	The "**Class B Adjusted Net WAC Cap**" is equal to the quotient expressed as a percentage of (a) the sum of (i) the product of (x) the Adjusted Net WAC Cap for Loan Group 1 and (y) the Subordinate Component Balance (as defined herein) for Loan Group 1 immediately before that Distribution Date and (ii) the product of (x) the Adjusted Net WAC Cap for Loan Group 2 and (y) the Subordinate Component Balance for Loan Group 2 immediately before that Distribution Date, divided by (b) the sum of the Subordinate Component Balances for Loan Group 1 and Loan Group 2 immediately before that Distribution Date.
Maximum Class B Rate:	The "**Maximum Class B Rate**" is the Class B Adjusted Net WAC Cap modified as follows: for purposes of calculating the Net WAC Cap, the lifetime maximum mortgage rate for each Mortgage Loan will be substituted for the per annum mortgage rate for such Mortgage Loan.
Maximum Loan Group 1 Rate:	The "**Maximum Loan Group 1 Rate**" is the Adjusted Net WAC Cap for Loan Group 1 modified as follows: for purposes of calculating the related Net WAC Cap for each related Mortgage Loan, the lifetime maximum mortgage rate for each related Mortgage Loan will be substituted for the per annum mortgage rate for such Mortgage Loan.
Maximum Loan Group 2 Rate:	The "**Maximum Loan Group 2 Rate**" is the Adjusted Net WAC Cap for Loan Group 2 modified as follows: for purposes of calculating the related Net WAC Cap for each related Mortgage Loan, the lifetime maximum mortgage rate for each related Mortgage Loan will be substituted for the per annum mortgage rate for such Mortgage Loan.
Loan Group 1 Balance Loan Group 2 Balance Subgroup 2A Balance:	The "**Loan Group 1 Balance**", "**Loan Group 2 Balance**" and "**Subgroup 2A Balance**" for any Distribution Date is the aggregate principal balance of the Group 1 Mortgage Loans, the Group 2 Mortgage Loans and the Subgroup 2A Mortgage Loans, respectively, as of the second preceding Due Date (after giving effect to (a) the payments due on the related Mortgage Loans on that Due Date and (b) except for the first Distribution Date, any Payoffs on the related Mortgage Loans received on or before the 14th day of the calendar month of that Due Date).
Aggregate Weighted Average Certificate Interest Rate:	The "**Aggregate Weighted Average Certificate Interest Rate**" for any Distribution Date is the weighted average (weighted according to Class Principal Balance or Component Principal Balance, as applicable) of the annual certificate interest rates on the Class A and Subordinate Certificates (or components thereof, as applicable) (each of which annual certificate interest rates, in the case of the Class CA-1B, Class CA-1C and Subordinate Certificates, will be multiplied by a fraction, the numerator of which is the actual number of days in the related certificate accrual period and the denominator of which is 30).
Maximum Class X Interest Amount:	The "**Maximum Class X Interest Amount**" for any Distribution Date is the excess, if any, of (x) the product of (i) a fraction, the numerator of which is the weighted average of the Net WAC Cap for Loan Group 1 and the Net WAC Cap for Loan Group 2 and the denominator of which is 12, and (ii) the aggregate of the Loan Group 1 Balance and the Loan Group 2 Balance over (y) the product of (i) a fraction, the numerator of which is the Aggregate Weighted Average Certificate Interest Rate and the denominator of which is 12, and (ii) the aggregate of the Loan Group 1 Balance and the Loan Group 2 Balance reduced by the aggregate Class Principal Balance of the Class X Certificates.
Weighted Average Certificate Interest Rate:	The "**Weighted Average Certificate Interest Rate**" for any loan group for any Distribution Date is the weighted average of the annual certificate interest rates on the Class A and Subordinate Certificates (or components thereof, as applicable) related to such loan group (each of which annual certificate interest rates, in the case of the Class CA-1B, Class CA-1C and Subordinate Certificates (or components thereof, as applicable), will be multiplied by a fraction, the numerator of which is the actual number of days in the related certificate accrual

period and the denominator of which is 30) (such rates weighted, (i) in the case of the Class A Certificates, according to the Class Principal Balance or Component Principal Balance thereof, as applicable, and (ii) in the case of the certificate interest rate on each class of Subordinate Certificates, according to the product of the Class Principal Balance thereof and a fraction, the numerator of which is the Subordinate Component Balance for such loan group and the denominator of which is the aggregate Class Principal Balance of all the Subordinate Certificates).

Carryover Shortfall Amount:

With respect to the Class 1A Certificates, if, on the initial Distribution Date, One-Year MTA plus the related margin for the Class 1A Certificates is greater than the Net WAC Cap for Loan Group 1, then such class will be entitled to the payment of an amount equal to the excess, if any, of (a) the amount of interest that would have accrued on such class at a certificate interest rate equal to One-Year MTA plus the related margin, over (b) the actual amount of interest accrued on such class for such Distribution Date (the "**Carryover Shortfall Amount**"). **The Class 1A Certificates will not be entitled to Carryover Shortfall Amounts on any other Distribution Date**.

With respect to the Class 2A, Class 2A-1A and Class 2A-1B Certificates, if, on the initial Distribution Date, One-Year MTA plus the related margin for the Class 2A, Class 2A-1A and Class 2A-1B Certificates is greater than the Net WAC Cap for Loan Group 2, then such class will be entitled to the payment of an amount equal to the excess, if any, of (a) the amount of interest that would have accrued on such class at a certificate interest rate equal to One-Year MTA plus the related margin, over (b) the actual amount of interest accrued on such class for such Distribution Date (the "**Carryover Shortfall Amount**"). **The Class 2A, Class 2A-1A and Class 2A-1B Certificates will not be entitled to Carryover Shortfall Amounts on any other Distribution Date**.

With respect to the Classes of Subordinate Certificates and the Class CA-1B and Class CA-1C Group 1 and Group 2 Components, if, on any Distribution Date, LIBOR plus the related margin for such class or component is greater than the Adjusted Net WAC Cap for Loan Group 1 or for Loan Group 2 or the Class B Adjusted Net WAC Cap, as applicable, then such class or component will be entitled to the payment of an amount equal to the sum of (i) the excess, if any, of (a) the lesser of (1) interest accrued at LIBOR plus the related margin and (2) in the case of (x) the Class CA-1B and Class CA-1C Group 1 and Group 2 Components, the related Maximum Loan Group 1 Rate or Maximum Loan Group 2 Rate and (y) the Subordinate Certificates, the Maximum Class B Rate, as applicable, over (b) interest accrued on such class or component, as applicable, at the applicable Adjusted Net WAC Cap and (ii) the unpaid portion of any such excess from previous Distribution Dates (and any interest thereon at the Certificate Interest Rate for such class or component without giving effect to the related Adjusted Net WAC Cap) (together, the "**Carryover Shortfall Amount**").

Carryover Shortfall Amounts will be paid to the Class A Certificates pro rata according to such Carryover Shortfall Amounts, from the aggregate interest otherwise distributable to the Class CX-PPP Certificates (after the reduction due to Net Negative Amortization allocated to the Class CX-PPP Certificates). Carryover Shortfall Amounts will be paid, sequentially in order of seniority, to the Subordinate Certificates, from the remaining interest otherwise distributable to the Class CX-PPP Certificates (after the reduction due to Net Negative Amortization allocated to the Class CX-PPP Certificates and the reduction due to payment of Carryover Shortfall Amounts to the Class A Certificates).

Adjusted Cap Rate:

The "**Adjusted Cap Rate**" for any Distribution Date and the Class 1A Certificates will equal a fraction, the numerator of which is equal to the product of (i) the amount of interest accrued on the Group 1 Mortgage Loans at the Net WAC Cap for Loan Group 1 for that Distribution Date less the Net Negative Amortization for the Group 1 Mortgage Loans and (ii) 12, and the denominator of which is the Loan Group 1 Balance.

The "**Adjusted Cap Rate**" for any Distribution Date and the Class 2A, Class 2A-1A and Class 2A-1B Certificates will equal a fraction, the numerator of which is equal to the product of (i) the amount of interest accrued on the Group 2 Mortgage Loans at the Net WAC Cap for Loan Group 2 for that Distribution Date less the Net Negative Amortization for the Group 2 Mortgage Loans and (ii) 12, and the denominator of which is the Loan Group 2 Balance.

The "**Adjusted Cap Rate**" for any Distribution Date and the Class CA-1B and Class CA-1C Group 1 Component will equal a fraction, the numerator of which is equal to the product of (i) the amount of interest accrued on the Group 1 Mortgage Loans at the Net WAC Cap for Loan Group 1 for that Distribution Date less the Net Negative Amortization for the Group 1 Mortgage Loans and (ii) 12, and the denominator of which is the Loan Group 1 Balance, such fraction multiplied by a ratio, the numerator of which is 30 and the denominator of which is the actual number of days in the related certificate accrual period.

The "**Adjusted Cap Rate**" for any Distribution Date and the Class CA-1B and Class CA-1C Group 2 Component will equal a fraction, the numerator of which is equal to the product of (i) the amount of interest accrued on the Group 2 Mortgage Loans at the Net WAC Cap for Loan Group 2 for that Distribution Date less the Net Negative Amortization for the Group 2 Mortgage Loans and (ii) 12, and the denominator of which is the Loan Group 2 Balance, such fraction multiplied by a ratio, the numerator of which is 30 and the denominator of which is the actual number of days in the related certificate accrual period.

The "**Adjusted Cap Rate**" for any Distribution Date and any class of Subordinate Certificates will equal the Class B Adjusted Net WAC Cap, computed for this purpose by (i) reducing the Adjusted Net WAC Cap for Loan Group 1 by a per annum rate equal to a fraction, the numerator of which is the Net Negative Amortization for the Group 1 Mortgage Loans multiplied by 360, and the denominator of which is the Loan Group 1 Balance multiplied by the actual number of days in the related certificate accrual period and (ii) reducing the Adjusted Net WAC Cap for Loan Group 2 by a per annum rate equal to a fraction, the numerator of which is the Net Negative Amortization for the Group 2 Mortgage Loans multiplied by 360, and the denominator of which is the Loan Group 2 Balance multiplied actual number of days in the related certificate accrual period.

Negative Amortization: The Mortgage Loans may experience negative amortization when the interest accrued on a Mortgage Loan exceeds the monthly payment due on such Mortgage Loan. Such excess is deferred and added to the unpaid principal balance of such Mortgage Loan.

Net Negative
Amortization: The "**Net Negative Amortization**" for the Mortgage Loans and for the Group 1 and Group 2 Mortgage Loans for any Distribution Date will equal the excess, if any, of (i) the aggregate amount of Negative Amortization with respect to the related Mortgage Loans during the prior calendar month over (ii) the aggregate amount of Payoffs and Curtailments received with respect to the related Mortgage Loans during the related Prepayment Period.

For any Distribution Date, the Net Negative Amortization for each of the Group 1 and Group 2 Mortgage Loans will be allocated among the certificates as follows:

(i) first, (a) the Net Negative Amortization for the Group 1 Mortgage Loans, to the Class CX-PPP Certificates in reduction of the interest otherwise payable to the Class CX-PPP Certificates and derived from the Group 1 Mortgage Loans, until such amount is reduced to zero and (b) the Net Negative Amortization for the Group 2 Mortgage Loans, to the Class CX-PPP Certificates in reduction of the interest otherwise payable to the Class CX-PPP Certificates and derived from the Group 2 Mortgage Loans, until such amount is reduced to zero;

(ii) second, (a) the Net Negative Amortization for the Group 1 Mortgage Loans remaining after the allocation pursuant to clause (i)(a) above, to the Class CX-PPP Certificates in reduction of the remaining interest otherwise payable to the Class CX-PPP Certificates and derived from the Group 2 Mortgage Loans, until such remaining amount is reduced to zero, (b) the Net Negative Amortization for the Group 2 Mortgage Loans remaining after the allocation pursuant to clause (i)(b) above, to the Class CX-PPP Certificates in reduction of the remaining interest otherwise payable to the Class CX-PPP Certificates and derived from the Group 1 Mortgage Loans, until such remaining amount is reduced to zero;

(iii) third, the Net Negative Amortization for the Group 1 Mortgage Loans remaining after the allocations pursuant to clauses (i) and (ii) above, to the Class 1A and Subordinate Certificates and the Class CA-1B and Class CA-1C Group 1 Components in proportion to the excess, if any, for each such class or component of (x) the current interest accrued at the applicable certificate interest rate for such class or component over (y) the amount of current interest that would have accrued had the certificate interest rate for such class or component equaled the Adjusted Cap Rate for such class or component and for such

Distribution Date (such excess, in the case of each class of Subordinate Certificates, multiplied by a fraction, the numerator of which is the Subordinate Component Balance for Loan Group 1 and the denominator of which is the aggregate Class Principal Balance of the Subordinate Certificates); and

(iv) fourth, the Net Negative Amortization for the Group 2 Mortgage Loans remaining after the allocations pursuant to clauses (i) and (ii) above, to the Class 2A, Class 2A-1A, Class 2A-1B and Subordinate Certificates and the Class CA-1B and Class CA-1C Group 2 Components in proportion to the excess, if any, for each such class or component of (x) the current interest accrued at the applicable certificate interest rate for such class or component over (y) the amount of current interest that would have accrued had the certificate interest rate for such class or component equaled the Adjusted Cap Rate for such class or component and for such Distribution Date (such excess, in the case of each class of Subordinate Certificates, multiplied by a fraction, the numerator of which is the Subordinate Component Balance for Loan Group 2 and the denominator of which is the aggregate Class Principal Balance of the Subordinate Certificates).

The amount of Net Negative Amortization allocated to the Class CX-PPP Certificates in reduction of the interest otherwise payable to such Class and derived from the Mortgage Loans in a Loan Group will be added to the Class Principal Balance of the Class X PO Component related to such Loan Group. The amount of Net Negative Amortization allocated to any Class of Class A or Subordinate Certificates (or component thereof) in reduction of the interest otherwise payable to such Class (or component) will be added to the Class Principal Balance of such Class (or component).

Allocation of Realized Losses:	Any realized losses on the Group 1 and Group 2 Mortgage Loans will be allocated as follows: first, to the Subordinate Certificates in reverse order of their numerical Class designations, in each case until the respective class principal balance has been reduced to zero; and second, any realized losses remaining on the Mortgage Loans to the related Class A Certificates and Class X Certificates, on a pro-rata basis, until the related class principal balance or component principal balance has been reduced to zero (with respect to the Class 2X-1 Certificates, until the accrued but unpaid interest on that class of certificates has been reduced to zero);

provided, however, that:
(i) the realized losses on any Group 1 Mortgage Loan allocated to the related Class A Certificates in the aggregate will be allocated, sequentially, as follows:

    (a) first, to the Class CA-1C Group 1 Component, until its Component Principal Balance is reduced to zero;
    (b) second, to the Class CA-1C Group 2 Component, until its Component Principal Balance (after giving effect to losses applied in (ii)(a) below) is reduced to zero;
    (c) third, to the Class CA-1B Group 1 Component, until its Component Principal Balance is reduced to zero;
    (d) fourth, to the Class CA-1B Group 2 Component, until its Component Principal Balance (after giving effect to losses applied in (ii)(c) below) is reduced to zero; and
    (e) fifth, to the Class 1A Certificates, until its Class Principal Balance is reduced to zero.

(ii) the realized losses on any Group 2 Mortgage Loan allocated to the related Class A Certificates in the aggregate will be allocated, sequentially, as follows:

    (a) first, to the Class CA-1C Group 2 Component, until its Component Principal Balance is reduced to zero;
    (b) second, to the Class CA-1C Group 1 Component, until its Component Principal Balance (after giving effect to losses applied in (i)(a) above) is reduced to zero;
    (c) third, to the Class CA-1B Group 2 Component, until its Component Principal Balance is reduced to zero;
    (d) fourth, to the Class CA-1B Group 1 Component, until its Component Principal Balance (after giving effect to losses applied in (i)(c) above) is reduced to zero;
    (e) fifth, to the Class 2A, Class 2A-1A and Class 2A-1B Certificates, pro rata, until their respective Class Principal Balances have been reduced to zero; *provided however*, that losses allocable to the Class 2A-1A Certificates will first be allocated to the Class 2A-1B Certificates, until its Class Principal Balance is reduced to zero.

Cross-Collateralization: In some limited circumstances, principal and interest collected from either of Loan Group 1 or Loan Group 2 may be used to pay principal or interest, or both, to the Class A and Class X Certificates related to the other loan group, before making payments to the Subordinate Certificates, as more fully described in the WaMu Mortgage Pass–Through Certificates, Series OA free writing prospectus.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) to the Senior Certificates, accrued and unpaid interest, pro rata, at the related certificate interest rate; *provided*, *however*, that any interest otherwise distributable with respect to the Class CX-PPP Certificates will be reduced to the extent needed to pay any Carryover Shortfall Amounts as described below (after giving effect to the allocation of any Net Negative Amortization);

2) from the Group 1 Mortgage Loans, as principal, sequentially, as follows:

   (a) first, to the Class R Certificates, until its Class Principal Balance is reduced to zero;

   (b) second, to the Class CX-PPP Loan Group 1 PO Component, until its Component Principal Balance has been reduced to zero; and

   (c) third, to the Class 1A Certificates and the Class CA-1B Group 1 and Class CA-1C Group 1 Components, pro rata according to Class Principal Balance or Component Principal Balance, as applicable, until their Class or Component Principal Balances are reduced to zero;

3) from the Group 2 Mortgage Loans, as principal, sequentially, as follows:

   (a) first, to the Class CX-PPP Loan Group 2 PO Component, until its Component Principal Balance has been reduced to zero; and

   (b) second, to the Class 2A, Class 2A-1A, Class 2A-1B Certificates and the Class CA-1B Group 2 and Class CA-1C Group 2 Components, pro rata according to Class Principal Balance or Component Principal Balance, as applicable, until their Class or Component Principal Balances are reduced to zero;

4)   (a) on the initial Distribution Date, to the Class 1A, Class 2A, Class 2A-1A and Class 2A-1B Certificates and the Class CA-1B and Class CA-1C Group 1 and Group 2 Components, their Carryover Shortfall Amounts, pro rata according to such Carryover Shortfall Amounts, from the aggregate interest otherwise distributable to the Class CX-PPP Certificates on such Distribution Date (in each case, after the reduction due to Net Negative Amortization allocated to the Class CX-PPP Certificates); and

        (b) on each Distribution Date after the initial Distribution Date, to the Class CA-1B and Class CA-1C Group 1 and Group 2 Components, their Carryover Shortfall Amounts, pro rata according to such Carryover Shortfall Amounts, from the aggregate interest otherwise distributable to the Class CX-PPP Certificates on such Distribution Date (in each case, after the reduction due to Net Negative Amortization allocated to the Class CX-PPP Certificates);

5) to the Class B-1 Certificates, accrued and unpaid interest at the Class B-1 certificate interest rate;

6) to the Class B-1 Certificates, principal allocable to such Class;

7) to the Class B-2 Certificates, accrued and unpaid interest at the Class B-2 certificate interest rate;

8) to the Class B-2 Certificates, principal allocable to such Class;

9) to the Class B-3 Certificates, accrued and unpaid interest at the Class B-3 certificate interest rate;

10) to the Class B-3 Certificates, principal allocable to such Class;

11) to the Class B-4 Certificates, accrued and unpaid interest at the Class B-4 certificate interest rate;

12) to the Class B-4 Certificates, principal allocable to such Class;

13) to the Class B-5 Certificates, accrued and unpaid interest at the Class B-5 certificate interest rate;

14) to the Class B-5 Certificates, principal allocable to such Class;

15) to the Class B-6 Certificates, accrued and unpaid interest at the Class B-6 certificate interest rate;

16) to the Class B-6 Certificates, principal allocable to such Class;

17) to the Class B-7 Certificates, accrued and unpaid interest at the Class B-7 certificate interest rate;

18) to the Class B-7 Certificates, principal allocable to such Class;

19) to the Class B-8, Class B-9 and Class B-10 Certificates, in sequential order, accrued and unpaid interest and principal in the same manner as for the Senior Subordinate Certificates;

20) to the Subordinate Certificates, in sequential order, their Carryover Shortfall Amounts, from the remaining aggregate interest otherwise distributable to the Class CX-PPP Certificates (in each case, after the reduction due to Net Negative Amortization allocated to the Class CX-PPP Certificates and the reduction due to payment of Carryover Shortfall Amounts to the Class A Certificates); and

21) to the Class R Certificate, any remaining amount.

Notwithstanding the foregoing, for each Distribution Date on or after the first Distribution Date on which the aggregate Class Principal Balance of the Subordinate Certificates has been or will be reduced to zero, (I) distributions of principal under paragraph (2) above will be made to the Class 1A Certificates and the Class CX-PPP Loan Group 1 PO, Class CA-1B Group 1 and Class CA-1C Group 1 Components pro rata according to Class or Component Principal Balance and (II) distributions of principal under paragraph (3) above will be made to the Class 2A, Class 2A-1A and Class 2A-1B Certificates and the Class CX-PPP Loan Group 2 PO, Class CA-1B Group 2 and Class CA-1C Group 2 Components pro rata according to Class or Component Principal Balance.

In addition, see "Transaction Summary – Class CX-PPP Certificates" in this preliminary term sheet for a description of the distributions of prepayment penalty payments on the Class CX-PPP Certificates.

IMPORTANT NOTICE REGARDING COLLATERAL MATERIALS

     The information contained in this section has not been independently verified by WaMu Capital Corp. The information contained in this section is preliminary and subject to change and supersedes information contained in any prior collateral materials for this transaction.

WaMu Mortgage Pass-Through Certificates
Series 2007-OA3
Mortgage Loans
Preliminary Collateral Information As of 03/01/07

		Minimum	Maximum
TOTAL CURRENT BALANCE	$1,095,732,571		
TOTAL ORIGINAL BALANCE	$1,096,705,139		
NUMBER OF LOANS	1,961		
AVG CURRENT BALANCE	$558,762	$25,500	$3,000,000
AVG ORIGINAL BALANCE	$559,258	$25,500	$3,000,000
WAVG GROSS COUPON	2.76 %	1.00 %	10.77 %
WAVG GROSS MARGIN	2.77 %	1.75 %	5.85 %
WAVG MAX INT RATE	10.10 %	9.40 %	13.05 %
WAVG CURRENT LTV	69.92 %	16.03 %	95.00 %
WAVG FICO SCORE	724	576	818
WAVG MONTHS TO ROLL	1 Month(s)	1 Month(s)	3 Month(s)
WAVG NEG AM LIMIT	113 %	110 %	115 %
WAVG PAYMENT CAP	7.50 %	7.50 %	7.50 %
WAVG RECAST	60 Month(s)	60 Month(s)	60 Month(s)
WAVG ORIGINAL TERM	410 Month(s)	360 Month(s)	480 Month(s)
WAVG REMAINING TERM	409 Month(s)	352 Month(s)	480 Month(s)
WAVG SEASONING	0 Month(s)	0 Month(s)	8 Month(s)
NZ WAVG PREPAY TERM	16 Month(s)	12 Month(s)	36 Month(s)
TOP STATE CONC	CA(62.82%),FL(8.12%),WA(4.41%)		
MAXIMUM CA ZIPCODE	1.01%		
FIRST PAY DATE		August 1,2006	April 1,2007
RATE CHANGE DATE		April 1,2007	June 1,2007
MATURITY DATE		July 1,2036	March 1,2047

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Monthly MTA	1,961	$1,095,732,570.63	100.00%
Total	1,961	$1,095,732,570.63	100.00%

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
MTA	1,961	$1,095,732,570.63	100.00%
Total	1,961	$1,095,732,570.63	100.00%

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1—100,000	78	$5,973,684.84	0.55%
100,001—200,000	277	44,261,948.89	4.04
200,001—300,000	350	88,867,825.40	8.11
300,001—400,000	265	92,633,620.40	8.45
400,001—500,000	224	101,120,882.60	9.23
500,001—600,000	193	106,127,566.90	9.69
600,001—700,000	112	72,925,746.00	6.66
700,001—800,000	78	58,925,134.68	5.38
800,001—900,000	58	49,494,855.77	4.52
900,001—1,000,000	89	86,780,672.10	7.92
1,000,001—1,100,000	18	18,876,309.54	1.72
1,100,001—1,200,000	26	30,235,545.47	2.76
1,200,001—1,300,000	33	41,562,986.23	3.79
1,300,001—1,400,000	18	24,346,192.54	2.22
1,400,001—1,500,000	30	44,161,239.67	4.03
1,500,001—1,600,000	9	14,021,184.70	1.28
1,600,001—1,700,000	16	26,615,400.47	2.43
1,700,001—1,800,000	16	28,025,790.26	2.56
1,800,001—1,900,000	8	14,813,942.55	1.35
1,900,001—2,000,000	15	29,326,526.84	2.68
2,000,001—2,100,000	11	22,444,289.35	2.05
2,100,001—2,200,000	3	6,486,532.38	0.59
2,200,001—2,300,000	7	15,842,305.43	1.45
2,300,001—2,400,000	6	14,197,364.08	1.30
2,400,001—2,500,000	6	14,930,500.65	1.36
2,500,001 >=	15	42,734,522.89	3.90
Total	1,961	$1,095,732,570.63	100.00%



OHS West:260196350.9

GROSS COUPON (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0.751—1.000	387	$247,525,187.31	22.59%
1.001—1.250	497	296,934,780.89	27.10
1.251—1.500	110	64,507,060.00	5.89
1.501—1.750	57	43,290,597.12	3.95
1.751—2.000	123	42,852,384.16	3.91
2.001—2.250	93	26,983,787.00	2.46
2.251—2.500	61	32,649,270.00	2.98
2.501—2.750	94	77,742,422.11	7.10
2.751—3.000	49	21,256,737.99	1.94
3.001—3.250	21	5,276,473.00	0.48
3.251—3.500	19	5,061,153.28	0.46
3.501—3.750	18	4,521,812.44	0.41
3.751—4.000	5	2,444,582.77	0.22
4.001—4.250	2	621,700.00	0.06
4.251—4.500	6	942,811.79	0.09
4.501—4.750	2	177,300.00	0.02
4.751—5.000	1	238,210.43	0.02
6.001—6.250	1	287,721.42	0.03
6.751—7.000	5	2,122,527.12	0.19
7.001—7.250	20	15,970,268.69	1.46
7.251—7.500	64	51,729,270.08	4.72
7.501—7.750	133	76,914,964.10	7.02
7.751—8.000	88	45,989,667.88	4.20
8.001—8.250	4	892,276.55	0.08
8.251—8.500	18	6,049,061.03	0.55
8.501—8.750	21	3,747,425.22	0.34
8.751—9.000	14	4,472,333.55	0.41
9.001—9.250	19	5,252,432.65	0.48
9.251—9.500	15	4,399,374.75	0.40
9.501—9.750	7	2,203,692.30	0.20
9.751—10.000	2	314,585.37	0.03
10.251—10.500	4	1,761,615.35	0.16
10.751—11.000	1	599,084.28	0.05
Total	1,961	$1,095,732,570.63	100.00%

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.501—1.750	1	$290,000.00	0.03%
1.751—2.000	24	16,860,427.12	1.54
2.001—2.250	104	83,077,148.69	7.58
2.251—2.500	330	220,426,513.96	20.12
2.501—2.750	540	335,363,131.47	30.61
2.751—3.000	464	280,213,396.97	25.57
3.001—3.250	44	18,738,722.87	1.71
3.251—3.500	102	35,247,770.38	3.22
3.501—3.750	99	31,418,914.22	2.87
3.751—4.000	100	33,149,388.37	3.03
4.001—4.250	68	17,139,498.05	1.56
4.251—4.500	37	10,254,354.08	0.94
4.501—4.750	24	6,983,028.24	0.64
4.751—5.000	13	3,300,190.16	0.30
5.001—5.250	2	273,200.00	0.02
5.251—5.500	5	1,932,780.35	0.18
5.501—5.750	2	177,300.00	0.02
5.751—6.000	2	886,805.70	0.08
Total	1,961	$1,095,732,570.63	100.00%

MAX INT RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.251—9.500	1	$452,000.00	0.04%
9.501—9.750	378	275,631,856.62	25.16
9.751—10.000	519	312,201,299.82	28.49
10.001—10.250	461	265,881,795.00	24.27
10.251—10.500	153	100,067,101.35	9.13
10.501—10.750	49	24,151,955.47	2.20
10.751—11.000	139	42,626,649.93	3.89
11.001—11.250	137	38,842,728.22	3.54
11.251—11.500	55	15,826,967.83	1.44
11.501—11.750	40	9,630,067.60	0.88
11.751—12.000	17	6,693,562.74	0.61
12.001—12.250	4	900,865.00	0.08
12.251—12.500	5	1,789,016.89	0.16
12.501—12.750	2	748,982.74	0.07
13.001—13.250	1	287,721.42	0.03
Total	1,961	$1,095,732,570.63	100.00%

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
360	1,212	$642,901,412.66	58.67%
480	749	452,831,157.97	41.33
Total	1,961	$1,095,732,570.63	100.00%

NEG AM LIMIT (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
110	835	$500,024,241.52	45.63%
115	1,126	595,708,329.11	54.37
Total	1,961	$1,095,732,570.63	100.00%

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
351—360	1,212	$642,901,412.66	58.67%
471—480	749	452,831,157.97	41.33
Total	1,961	$1,095,732,570.63	100.00%

SEASONING (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 0	1,442	$779,496,568.48	71.14%
1—3	509	309,855,725.13	28.28
4—6	9	5,540,775.52	0.51
7—9	1	839,501.50	0.08
Total	1,961	$1,095,732,570.63	100.00%

CURRENT LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	5	$873,502.46	0.08%
21—25	9	3,848,040.28	0.35
26—30	7	4,087,806.41	0.37
31—35	31	14,542,397.52	1.33
36—40	25	13,972,532.59	1.28
41—45	31	18,781,562.40	1.71
46—50	51	40,091,121.76	3.66
51—55	65	46,802,832.62	4.27
56—60	85	58,961,193.99	5.38
61—65	136	110,140,774.94	10.05
66—70	298	169,858,891.82	15.50
71—75	264	164,840,364.29	15.04
76—80	827	417,414,208.36	38.09
81—85	32	11,491,759.44	1.05
86—90	88	18,199,777.02	1.66
91—95	7	1,825,804.73	0.17
Total	1,961	$1,095,732,570.63	100.00%

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	5	$873,502.46	0.08%
21—25	9	3,848,040.28	0.35
26—30	8	6,104,999.34	0.56
31—35	30	12,525,204.59	1.14
36—40	25	13,972,532.59	1.28
41—45	30	18,371,929.42	1.68
46—50	52	40,500,754.74	3.70
51—55	65	46,802,832.62	4.27
56—60	85	58,961,193.99	5.38
61—65	135	109,231,276.11	9.97
66—70	301	170,594,771.51	15.57
71—75	263	167,714,719.48	15.31
76—80	841	421,773,513.01	38.49
81—85	17	4,431,718.74	0.40
86—90	89	18,713,286.46	1.71
91—95	6	1,312,295.29	0.12
Total	1,961	$1,095,732,570.63	100.00%

FICO SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
560—579	2	$1,206,000.00	0.11%
580—599	5	1,737,672.77	0.16
600—619	7	1,112,698.14	0.10
620—639	53	29,225,832.91	2.67
640—659	94	38,596,679.30	3.52
660—679	136	66,232,249.61	6.04
680—699	325	182,084,913.87	16.62
700—719	309	165,479,710.55	15.10
720—739	324	201,838,113.73	18.42
740—759	281	170,431,617.74	15.55
760—779	216	133,840,499.33	12.21
780—799	151	84,401,554.74	7.70
800 >=	58	19,545,027.94	1.78
Total	1,961	$1,095,732,570.63	100.00%

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	159	$66,239,500.09	6.05%
Reduced	1,802	1,029,493,070.54	93.95
Total	1,961	$1,095,732,570.63	100.00%

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Investor	540	$156,912,847.50	14.32%
Owner Occupied	1,256	853,933,404.73	77.93
Second Home	165	84,886,318.40	7.75
Total	1,961	$1,095,732,570.63	100.00%

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2-4 Family	114	$53,633,587.97	4.89%
Condo	294	117,047,625.89	10.68
Co-op	5	4,831,991.57	0.44
PUD	377	219,386,750.28	20.02
Single Family	1,171	700,832,614.92	63.96
Total	1,961	$1,095,732,570.63	100.00%

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	567	$277,031,062.79	25.28%
Refi—Cash Out	842	492,219,771.80	44.92
Refi—No Cash Out	552	326,481,736.04	29.80
Total	1,961	$1,095,732,570.63	100.00%

PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	514	$329,830,491.02	30.10%
12	1,090	630,959,894.58	57.58
30	32	11,977,077.74	1.09
36	325	122,965,107.29	11.22
Total	1,961	$1,095,732,570.63	100.00%

STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
AR	3	$295,163.28	0.03%
AZ	62	24,901,746.63	2.27
CA	1,044	688,346,225.85	62.82
CO	22	16,962,762.49	1.55
CT	18	15,730,612.45	1.44
DC	6	3,339,208.77	0.30
DE	2	238,500.00	0.02
FL	202	89,011,116.91	8.12
GA	16	6,230,959.22	0.57
HI	3	2,766,200.00	0.25
ID	3	500,000.00	0.05
IL	50	25,614,749.56	2.34
IN	12	2,302,693.81	0.21
LA	1	67,883.31	0.01
MA	32	12,026,879.61	1.10
MD	21	8,943,795.69	0.82
ME	3	2,349,506.98	0.21
MI	12	2,719,832.25	0.25
MN	37	11,548,300.04	1.05
MO	9	1,279,865.17	0.12
MT	2	1,790,123.83	0.16
NC	9	7,362,366.23	0.67
NJ	38	16,509,744.37	1.51
NM	2	375,777.00	0.03
NV	43	14,047,048.53	1.28
NY	59	42,385,237.88	3.87
OH	14	1,766,066.00	0.16
OK	1	200,732.44	0.02
OR	31	10,636,212.42	0.97
PA	11	4,771,203.86	0.44
RI	3	772,707.80	0.07
SC	5	1,675,700.00	0.15
SD	1	318,750.00	0.03
TN	3	154,750.00	0.01
TX	42	10,989,691.10	1.00
UT	16	6,214,411.14	0.57
VA	19	10,951,017.07	1.00
WA	98	48,352,256.54	4.41
WI	5	1,012,330.39	0.09
WV	1	270,442.01	0.02
Total	1,961	$1,095,732,570.63	100.00%

BACK DTI (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	676	$357,704,754.98	32.65%
15.00 or less	33	11,213,222.06	1.02
15.01—20.00	37	17,126,449.27	1.56
20.01—25.00	50	20,392,749.37	1.86
25.01—30.00	127	68,528,080.66	6.25
30.01—35.00	180	109,604,351.87	10.00
35.01—40.00	270	175,508,014.09	16.02
40.01—45.00	270	145,985,299.12	13.32
45.01—50.00	172	103,285,970.16	9.43
50.01—55.00	111	66,793,808.58	6.10
55.01—60.00	24	13,142,596.16	1.20
60.01 >=	11	6,447,274.31	0.59
Total	1,961	$1,095,732,570.63	100.00%

At origination, the weighted average monthly debt-to-income ratio of all debt of the mortgage loans (exclusive of the data not compiled) was approximately 39.42%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the monthly debt-to-income ratio of all debt distribution of such mortgage loans does not differ from such distribution for the remaining mortgage loans, and the distribution could differ substantially.

COMBINED LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	676	$357,704,754.98	32.65%
No Second Lien	738	428,060,243.82	39.07
60.00 or less	26	23,825,858.00	2.17
60.01—65.00	9	8,956,704.02	0.82
65.01—70.00	7	7,756,032.02	0.71
70.01—75.00	9	10,019,855.07	0.91
75.01—80.00	31	25,138,377.36	2.29
80.01—85.00	44	26,632,392.83	2.43
85.01—90.00	420	207,126,352.53	18.90
90.01—95.00	1	512,000.00	0.05
Total	1,961	$1,095,732,570.63	100.00%

At origination, the weighted average combined loan-to-value ratio of the first and second liens of the mortgage loans (exclusive of mortgage loans with no second lien) was approximately 83.68%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the combined loan to value percentages of all combined loan to values of such mortgage loans does not differ from such values for the remaining mortgage loans, and the values could differ substantially.

WaMu Mortgage Pass-Through Certificates
Series 2007-OA3 Group 1
Mortgage Loans
Preliminary Collateral Information As of 03/01/07

			Minimum		Maximum	
TOTAL CURRENT BALANCE	$199,327,734					
TOTAL ORIGINAL BALANCE	$199,390,369					
NUMBER OF LOANS	770					
AVG CURRENT BALANCE	$258,867		$41,250		$790,000	
AVG ORIGINAL BALANCE	$258,949		$41,250		$790,000	
WAVG GROSS COUPON	2.88	%	1.00	%	8.86	%
WAVG GROSS MARGIN	2.86	%	1.75	%	3.88	%
WAVG MAX INT RATE	10.20	%	9.60	%	11.55	%
WAVG CURRENT LTV	69.47	%	16.03	%	95.00	%
WAVG FICO SCORE	726		621		818	
WAVG MONTHS TO ROLL	1	Month(s)	1	Month(s)	1	Month(s)
WAVG NEG AM LIMIT	113	%	110	%	115	%
WAVG PAYMENT CAP	7.50	%	7.50	%	7.50	%
WAVG RECAST	60	Month(s)	60	Month(s)	60	Month(s)
WAVG ORIGINAL TERM	402	Month(s)	360	Month(s)	480	Month(s)
WAVG REMAINING TERM	402	Month(s)	354	Month(s)	480	Month(s)
WAVG SEASONING	0	Month(s)	0	Month(s)	6	Month(s)
NZ WAVG PREPAY TERM	18	Month(s)	12	Month(s)	36	Month(s)
TOP STATE CONC	CA(49.16%),FL(9.95%),WA(5.85%)					
MAXIMUM CA ZIPCODE	0.92%					
FIRST PAY DATE			October 1,2006		April 1,2007	
RATE CHANGE DATE			April 1,2007		April 1,2007	
MATURITY DATE			September 1,2036		March 1,2047	

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Monthly MTA	770	$199,327,734.15	100.00%
Total	770	$199,327,734.15	100.00%

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
MTA	770	$199,327,734.15	100.00%
Total	770	$199,327,734.15	100.00%

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1—100,000	42	$3,488,535.81	1.75%
100,001—200,000	212	33,963,676.67	17.04
200,001—300,000	260	66,047,749.38	33.14
300,001—400,000	200	70,093,781.72	35.17
400,001—500,000	46	19,651,145.62	9.86
500,001—600,000	5	2,721,844.95	1.37
600,001—700,000	3	1,836,000.00	0.92
700,001—800,000	2	1,525,000.00	0.77
Total	770	$199,327,734.15	100.00%

GROSS COUPON (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0.751—1.000	132	$33,212,146.00	16.66%
1.001—1.250	209	57,168,710.00	28.68
1.251—1.500	47	14,265,710.00	7.16
1.501—1.750	14	4,843,165.00	2.43
1.751—2.000	77	17,927,128.00	8.99
2.001—2.250	50	11,289,294.00	5.66
2.251—2.500	21	6,728,430.00	3.38
2.501—2.750	18	5,230,500.00	2.62
2.751—3.000	12	1,544,770.00	0.77
3.001—3.250	12	3,141,660.00	1.58
3.501—3.750	1	405,000.00	0.20
6.751—7.000	2	539,489.18	0.27
7.001—7.250	7	1,467,167.58	0.74
7.251—7.500	23	6,379,700.69	3.20
7.501—7.750	61	14,799,907.61	7.42
7.751—8.000	40	10,854,462.69	5.45
8.001—8.250	4	892,276.55	0.45
8.251—8.500	13	3,177,174.67	1.59
8.501—8.750	20	3,674,888.58	1.84
8.751—9.000	7	1,786,153.60	0.90
Total	770	$199,327,734.15	100.00%



GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.501—1.750	1	$290,000.00	0.15%
1.751—2.000	10	2,223,989.18	1.12
2.001—2.250	37	8,855,172.58	4.44
2.251—2.500	126	34,723,458.69	17.42
2.501—2.750	197	51,711,519.61	25.94
2.751—3.000	183	49,893,389.69	25.03
3.001—3.250	26	6,340,026.55	3.18
3.251—3.500	70	16,856,438.67	8.46
3.501—3.750	77	19,359,860.58	9.71
3.751—4.000	43	9,073,878.60	4.55
Total	770	$199,327,734.15	100.00%

MAX INT RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.501—9.750	145	$36,979,930.30	18.55%
9.751—10.000	204	52,248,881.12	26.21
10.001—10.250	171	48,560,863.13	24.36
10.251—10.500	66	17,826,402.69	8.94
10.501—10.750	22	6,449,145.42	3.24
10.751—11.000	79	17,680,049.51	8.87
11.001—11.250	69	17,075,959.98	8.57
11.251—11.500	13	2,106,502.00	1.06
11.501—11.750	1	400,000.00	0.20
Total	770	$199,327,734.15	100.00%

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
360	520	$128,936,037.81	64.69%
480	250	70,391,696.34	35.31
Total	770	$199,327,734.15	100.00%

NEG AM LIMIT (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
110	288	$72,495,250.52	36.37%
115	482	126,832,483.63	63.63
Total	770	$199,327,734.15	100.00%

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
351—360	520	$128,936,037.81	64.69%
471—480	250	70,391,696.34	35.31
Total	770	$199,327,734.15	100.00%

SEASONING (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 0	593	$155,756,513.00	78.14%
1—3	172	42,765,692.65	21.45
4—6	5	805,528.50	0.40
Total	770	$199,327,734.15	100.00%

CURRENT LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	5	$873,502.46	0.44%
21—25	4	1,065,858.57	0.53
26—30	5	732,620.20	0.37
31—35	22	4,626,858.71	2.32
36—40	14	2,846,189.08	1.43
41—45	20	5,249,505.47	2.63
46—50	23	5,897,865.11	2.96
51—55	34	10,426,176.07	5.23
56—60	35	9,470,933.12	4.75
61—65	54	13,828,930.45	6.94
66—70	153	41,214,734.97	20.68
71—75	67	17,610,235.59	8.83
76—80	270	72,074,525.90	36.16
81—85	12	3,230,861.74	1.62
86—90	48	9,412,786.42	4.72
91—95	4	766,150.29	0.38
Total	770	$199,327,734.15	100.00%

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	5	$873,502.46	0.44%
21—25	4	1,065,858.57	0.53
26—30	5	732,620.20	0.37
31—35	22	4,626,858.71	2.32
36—40	14	2,846,189.08	1.43
41—45	20	5,249,505.47	2.63
46—50	23	5,897,865.11	2.96
51—55	34	10,426,176.07	5.23
56—60	35	9,470,933.12	4.75
61—65	54	13,828,930.45	6.94
66—70	155	41,527,670.23	20.83
71—75	66	17,586,173.08	8.82
76—80	274	73,319,392.26	36.78
81—85	7	1,697,122.63	0.85
86—90	48	9,412,786.42	4.72
91—95	4	766,150.29	0.38
Total	770	$199,327,734.15	100.00%

FICO SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
620—639	17	$4,519,247.89	2.27%
640—659	34	8,104,231.85	4.07
660—679	50	12,667,822.51	6.36
680—699	127	34,155,045.44	17.14
700—719	121	29,977,636.71	15.04
720—739	123	32,197,528.24	16.15
740—759	113	29,474,886.74	14.79
760—779	89	24,388,989.29	12.24
780—799	63	16,315,221.73	8.19
>= 800	33	7,527,123.75	3.78
Total	770	$199,327,734.15	100.00%

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	85	$20,306,555.81	10.19%
Reduced	685	179,021,178.34	89.81
Total	770	$199,327,734.15	100.00%

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Investor	284	$69,587,477.88	34.91%
Owner Occupied	393	106,305,311.77	53.33
Second Home	93	23,434,944.50	11.76
Total	770	$199,327,734.15	100.00%

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2-4 Family	57	$21,084,724.44	10.58%
Condo	145	36,608,176.84	18.37
Co-op	2	722,000.00	0.36
PUD	138	33,923,094.07	17.02
Single Family	428	106,989,738.80	53.68
Total	770	$199,327,734.15	100.00%

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	192	$45,100,283.73	22.63%
Refi—Cash Out	384	102,508,761.91	51.43
Refi—No Cash Out	194	51,718,688.51	25.95
Total	770	$199,327,734.15	100.00%

PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	189	$50,242,019.70	25.21%
12	427	112,837,528.06	56.61
30	20	5,111,869.11	2.56
36	134	31,136,317.28	15.62
Total	770	$199,327,734.15	100.00%

STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
AZ	28	$7,265,516.97	3.65%
CA	321	97,998,264.05	49.16
CO	8	2,024,777.98	1.02
CT	8	2,114,137.45	1.06
DC	1	308,000.00	0.15
FL	92	19,830,349.13	9.95
GA	6	1,133,000.72	0.57
HI	1	491,200.00	0.25
ID	3	500,000.00	0.25
IL	21	6,285,047.04	3.15
IN	5	386,426.97	0.19
LA	1	67,883.31	0.03
MA	20	5,275,850.00	2.65
MD	11	2,586,570.58	1.30
ME	1	163,000.00	0.08
MI	7	1,331,316.45	0.67
MN	20	4,193,948.00	2.10
MO	8	1,166,265.17	0.59
MT	1	293,698.42	0.15
NC	3	605,202.67	0.30
NJ	20	4,756,365.47	2.39
NM	2	375,777.00	0.19
NV	29	6,289,095.24	3.16
NY	13	4,797,557.45	2.41
OH	5	816,340.00	0.41
OK	1	200,732.44	0.10
OR	22	5,517,498.60	2.77
PA	7	981,193.10	0.49
RI	2	338,007.80	0.17
SC	4	625,700.00	0.31
SD	1	318,750.00	0.16
TN	2	82,500.00	0.04
TX	28	3,962,876.96	1.99
UT	9	1,690,083.16	0.85
VA	8	2,117,400.65	1.06
WA	48	11,661,959.36	5.85
WI	2	505,000.00	0.25
WV	1	270,442.01	0.14
Total	770	$199,327,734.15	100.00%

BACK DTI (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	277	$73,054,486.64	36.65%
15.00 or less	19	4,557,873.99	2.29
15.01—20.00	21	5,827,180.49	2.92
20.01—25.00	31	7,334,103.68	3.68
25.01—30.00	52	12,222,333.66	6.13
30.01—35.00	66	17,228,149.65	8.64
35.01—40.00	96	24,144,240.87	12.11
40.01—45.00	98	25,208,754.74	12.65
45.01—50.00	60	16,039,313.20	8.05
50.01—55.00	39	11,838,265.14	5.94
55.01—60.00	8	1,110,032.09	0.56
>= 60.01	3	763,000.00	0.38
Total	770	$199,327,734.15	100.00%

At origination, the weighted average monthly debt-to-income ratio of all debt of the mortgage loans (exclusive of the data not compiled) was approximately 37.64%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the monthly debt-to-income ratio of all debt distribution of such mortgage loans does not differ from such distribution for the remaining mortgage loans, and the distribution could differ substantially.

COMBINED LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	277	$73,054,486.64	36.65%
No Second Lien	315	80,218,740.40	40.24
1.01—60.00	11	2,346,580.10	1.18
60.01—65.00	3	1,009,000.00	0.51
65.01—70.00	1	215,000.00	0.11
70.01—75.00	1	394,095.12	0.20
75.01—80.00	11	2,772,120.08	1.39
80.01—85.00	15	4,153,572.67	2.08
85.01—90.00	136	35,164,139.14	17.64
Total	770	$199,327,734.15	100.00%

At origination, the weighted average combined loan-to-value ratio of the first and second liens of the mortgage loans (exclusive of mortgage loans with no second lien) was approximately 85.75%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the combined loan to value percentages of all combined loan to values of such mortgage loans does not differ from such values for the remaining mortgage loans, and the values could differ substantially.

WaMu Mortgage Pass-Through Certificates
Series 2007-OA3 Group 2
Mortgage Loans
Preliminary Collateral Information As of 03/01/07

			Minimum		Maximum	
TOTAL CURRENT BALANCE	$896,404,836					
TOTAL ORIGINAL BALANCE	$897,314,770					
NUMBER OF LOANS	1,191					
AVG CURRENT BALANCE	$752,649		$25,500		$3,000,000	
AVG ORIGINAL BALANCE	$753,413		$25,500		$3,000,000	
WAVG GROSS COUPON	2.74	%	1.00	%	10.77	%
WAVG GROSS MARGIN	2.75	%	1.85	%	5.85	%
WAVG MAX INT RATE	10.08	%	9.40	%	13.05	%
WAVG CURRENT LTV	70.02	%	20.32	%	95.00	%
WAVG FICO SCORE	724		576		817	
WAVG MONTHS TO ROLL	1	Month(s)	1	Month(s)	3	Month(s)
WAVG NEG AM LIMIT	113	%	110	%	115	%
WAVG PAYMENT CAP	7.50	%	7.50	%	7.50	%
WAVG RECAST	60	Month(s)	60	Month(s)	60	Month(s)
WAVG ORIGINAL TERM	411	Month(s)	360	Month(s)	480	Month(s)
WAVG REMAINING TERM	411	Month(s)	352	Month(s)	480	Month(s)
WAVG SEASONING	0	Month(s)	0	Month(s)	8	Month(s)
NZ WAVG PREPAY TERM	16	Month(s)	12	Month(s)	36	Month(s)
TOP STATE CONC	CA(65.86%),FL(7.72%),NY(4.19%)					
MAXIMUM CA ZIPCODE	1.24%					
FIRST PAY DATE			August 1,2006		April 1,2007	
RATE CHANGE DATE			April 1,2007		June 1,2007	
MATURITY DATE			July 1,2036		March 1,2047	

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Monthly MTA	1,191	$896,404,836.48	100.00%
Total	1,191	$896,404,836.48	100.00%

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
MTA	1,191	$896,404,836.48	100.00%
Total	1,191	$896,404,836.48	100.00%

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1—100,000	36	$2,485,149.03	0.28%
100,001—200,000	65	10,298,272.22	1.15
200,001—300,000	90	22,820,076.02	2.55
300,001—400,000	65	22,539,838.68	2.51
400,001—500,000	178	81,469,736.98	9.09
500,001—600,000	188	103,405,721.95	11.54
600,001—700,000	109	71,089,746.00	7.93
700,001—800,000	76	57,400,134.68	6.40
800,001—900,000	58	49,494,855.77	5.52
900,001—1,000,000	89	86,780,672.10	9.68
1,000,001—1,100,000	18	18,876,309.54	2.11
1,100,001—1,200,000	26	30,235,545.47	3.37
1,200,001—1,300,000	33	41,562,986.23	4.64
1,300,001—1,400,000	18	24,346,192.54	2.72
1,400,001—1,500,000	30	44,161,239.67	4.93
1,500,001—1,600,000	9	14,021,184.70	1.56
1,600,001—1,700,000	16	26,615,400.47	2.97
1,700,001—1,800,000	16	28,025,790.26	3.13
1,800,001—1,900,000	8	14,813,942.55	1.65
1,900,001—2,000,000	15	29,326,526.84	3.27
2,000,001—2,100,000	11	22,444,289.35	2.50
2,100,001—2,200,000	3	6,486,532.38	0.72
2,200,001—2,300,000	7	15,842,305.43	1.77
2,300,001—2,400,000	6	14,197,364.08	1.58
2,400,001—2,500,000	6	14,930,500.65	1.67
>= 2,500,001	15	42,734,522.89	4.77
Total	1,191	$896,404,836.48	100.00%



WaMu Capital Corp.

A Washington Mutual, Inc. Company

OHS West:260196350.9

GROSS COUPON (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0.751—1.000	255	$214,313,041.31	23.91%
1.001—1.250	288	239,766,070.89	26.75
1.251—1.500	63	50,241,350.00	5.60
1.501—1.750	43	38,447,432.12	4.29
1.751—2.000	46	24,925,256.16	2.78
2.001—2.250	43	15,694,493.00	1.75
2.251—2.500	40	25,920,840.00	2.89
2.501—2.750	76	72,511,922.11	8.09
2.751—3.000	37	19,711,967.99	2.20
3.001—3.250	9	2,134,813.00	0.24
3.251—3.500	19	5,061,153.28	0.56
3.501—3.750	17	4,116,812.44	0.46
3.751—4.000	5	2,444,582.77	0.27
4.001—4.250	2	621,700.00	0.07
4.251—4.500	6	942,811.79	0.11
4.501—4.750	2	177,300.00	0.02
4.751—5.000	1	238,210.43	0.03
6.001—6.250	1	287,721.42	0.03
6.751—7.000	3	1,583,037.94	0.18
7.001—7.250	13	14,503,101.11	1.62
7.251—7.500	41	45,349,569.39	5.06
7.501—7.750	72	62,115,056.49	6.93
7.751—8.000	48	35,135,205.19	3.92
8.251—8.500	5	2,871,886.36	0.32
8.501—8.750	1	72,536.64	0.01
8.751—9.000	7	2,686,179.95	0.30
9.001—9.250	19	5,252,432.65	0.59
9.251—9.500	15	4,399,374.75	0.49
9.501—9.750	7	2,203,692.30	0.25
9.751—10.000	2	314,585.37	0.04
10.251—10.500	4	1,761,615.35	0.20
10.751—11.000	1	599,084.28	0.07
Total	1,191	$896,404,836.48	100.00%

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.751—2.000	14	$14,636,437.94	1.63%
2.001—2.250	67	74,221,976.11	8.28
2.251—2.500	204	185,703,055.27	20.72
2.501—2.750	343	283,651,611.86	31.64
2.751—3.000	281	230,320,007.28	25.69
3.001—3.250	18	12,398,696.32	1.38
3.251—3.500	32	18,391,331.71	2.05
3.501—3.750	22	12,059,053.64	1.35
3.751—4.000	57	24,075,509.77	2.69
4.001—4.250	68	17,139,498.05	1.91
4.251—4.500	37	10,254,354.08	1.14
4.501—4.750	24	6,983,028.24	0.78
4.751—5.000	13	3,300,190.16	0.37
5.001—5.250	2	273,200.00	0.03
5.251—5.500	5	1,932,780.35	0.22
5.501—5.750	2	177,300.00	0.02
5.751—6.000	2	886,805.70	0.10
Total	1,191	$896,404,836.48	100.00%

MAX INT RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.251—9.500	1	$452,000.00	0.05%
9.501—9.750	233	238,651,926.32	26.62
9.751—10.000	315	259,952,418.70	29.00
10.001—10.250	290	217,320,931.87	24.24
10.251—10.500	87	82,240,698.66	9.17
10.501—10.750	27	17,702,810.05	1.97
10.751—11.000	60	24,946,600.42	2.78
11.001—11.250	68	21,766,768.24	2.43
11.251—11.500	42	13,720,465.83	1.53
11.501—11.750	39	9,230,067.60	1.03
11.751—12.000	17	6,693,562.74	0.75
12.001—12.250	4	900,865.00	0.10
12.251—12.500	5	1,789,016.89	0.20
12.501—12.750	2	748,982.74	0.08
13.001—13.250	1	287,721.42	0.03
Total	1,191	$896,404,836.48	100.00%

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
360	692	$513,965,374.85	57.34%
480	499	382,439,461.63	42.66
Total	1,191	$896,404,836.48	100.00%

NEG AM LIMIT (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
110	547	$427,528,991.00	47.69%
115	644	468,875,845.48	52.31
Total	1,191	$896,404,836.48	100.00%

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
351—360	692	$513,965,374.85	57.34%
471—480	499	382,439,461.63	42.66
Total	1,191	$896,404,836.48	100.00%

SEASONING (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 0	849	$623,740,055.48	69.58%
1—3	337	267,090,032.48	29.80
4—6	4	4,735,247.02	0.53
7—9	1	839,501.50	0.09
Total	1,191	$896,404,836.48	100.00%

CURRENT LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
21—25	5	$2,782,181.71	0.31%
26—30	2	3,355,186.21	0.37
31—35	9	9,915,538.81	1.11
36—40	11	11,126,343.51	1.24
41—45	11	13,532,056.93	1.51
46—50	28	34,193,256.65	3.81
51—55	31	36,376,656.55	4.06
56—60	50	49,490,260.87	5.52
61—65	82	96,311,844.49	10.74
66—70	145	128,644,156.85	14.35
71—75	197	147,230,128.70	16.42
76—80	557	345,339,682.46	38.52
81—85	20	8,260,897.70	0.92
86—90	40	8,786,990.60	0.98
91—95	3	1,059,654.44	0.12
Total	1,191	$896,404,836.48	100.00%

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
21—25	5	$2,782,181.71	0.31%
26—30	3	5,372,379.14	0.60
31—35	8	7,898,345.88	0.88
36—40	11	11,126,343.51	1.24
41—45	10	13,122,423.95	1.46
46—50	29	34,602,889.63	3.86
51—55	31	36,376,656.55	4.06
56—60	50	49,490,260.87	5.52
61—65	81	95,402,345.66	10.64
66—70	146	129,067,101.28	14.40
71—75	197	150,128,546.40	16.75
76—80	567	348,454,120.75	38.87
81—85	10	2,734,596.11	0.31
86—90	41	9,300,500.04	1.04
91—95	2	546,145.00	0.06
Total	1,191	$896,404,836.48	100.00%

FICO SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
560—579	2	$1,206,000.00	0.13%
580—599	5	1,737,672.77	0.19
600—619	7	1,112,698.14	0.12
620—639	36	24,706,585.02	2.76
640—659	60	30,492,447.45	3.40
660—679	86	53,564,427.10	5.98
680—699	198	147,929,868.43	16.50
700—719	188	135,502,073.84	15.12
720—739	201	169,640,585.49	18.92
740—759	168	140,956,731.00	15.72
760—779	127	109,451,510.04	12.21
780—799	88	68,086,333.01	7.60
>= 800	25	12,017,904.19	1.34
Total	1,191	$896,404,836.48	100.00%

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	74	$45,932,944.28	5.12%
Reduced	1,117	850,471,892.20	94.88
Total	1,191	$896,404,836.48	100.00%

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Investor	256	$87,325,369.62	9.74%
Owner Occupied	863	747,628,092.96	83.40
Second Home	72	61,451,373.90	6.86
Total	1,191	$896,404,836.48	100.00%

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2-4 Family	57	$32,548,863.53	3.63%
Condo	149	80,439,449.05	8.97
Co-op	3	4,109,991.57	0.46
PUD	239	185,463,656.21	20.69
Single Family	743	593,842,876.12	66.25
Total	1,191	$896,404,836.48	100.00%

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	375	$231,930,779.06	25.87%
Refi—Cash Out	458	389,711,009.89	43.47
Refi—No Cash Out	358	274,763,047.53	30.65
Total	1,191	$896,404,836.48	100.00%

PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	325	$279,588,471.32	31.19%
12	663	518,122,366.52	57.80
30	12	6,865,208.63	0.77
36	191	91,828,790.01	10.24
Total	1,191	$896,404,836.48	100.00%

STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
AR	3	$295,163.28	0.03%
AZ	34	17,636,229.66	1.97
CA	723	590,347,961.80	65.86
CO	14	14,937,984.51	1.67
CT	10	13,616,475.00	1.52
DC	5	3,031,208.77	0.34
DE	2	238,500.00	0.03
FL	110	69,180,767.78	7.72
GA	10	5,097,958.50	0.57
HI	2	2,275,000.00	0.25
IL	29	19,329,702.52	2.16
IN	7	1,916,266.84	0.21
MA	12	6,751,029.61	0.75
MD	10	6,357,225.11	0.71
ME	2	2,186,506.98	0.24
MI	5	1,388,515.80	0.15
MN	17	7,354,352.04	0.82
MO	1	113,600.00	0.01
MT	1	1,496,425.41	0.17
NC	6	6,757,163.56	0.75
NJ	18	11,753,378.90	1.31
NV	14	7,757,953.29	0.87
NY	46	37,587,680.43	4.19
OH	9	949,726.00	0.11
OR	9	5,118,713.82	0.57
PA	4	3,790,010.76	0.42
RI	1	434,700.00	0.05
SC	1	1,050,000.00	0.12
TN	1	72,250.00	0.01
TX	14	7,026,814.14	0.78
UT	7	4,524,327.98	0.50
VA	11	8,833,616.42	0.99
WA	50	36,690,297.18	4.09
WI	3	507,330.39	0.06
Total	1,191	$896,404,836.48	100.00%

BACK DTI (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	399	$284,650,268.34	31.75%
15.00 or less	14	6,655,348.07	0.74
15.01—20.00	16	11,299,268.78	1.26
20.01—25.00	19	13,058,645.69	1.46
25.01—30.00	75	56,305,747.00	6.28
30.01—35.00	114	92,376,202.22	10.31
35.01—40.00	174	151,363,773.22	16.89
40.01—45.00	172	120,776,544.38	13.47
45.01—50.00	112	87,246,656.96	9.73
50.01—55.00	72	54,955,543.44	6.13
55.01—60.00	16	12,032,564.07	1.34
>= 60.01	8	5,684,274.31	0.63
Total	1,191	$896,404,836.48	100.00%

At origination, the weighted average monthly debt-to-income ratio of all debt of the mortgage loans (exclusive of the data not compiled) was approximately 39.79%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the monthly debt-to-income ratio of all debt distribution of such mortgage loans does not differ from such distribution for the remaining mortgage loans, and the distribution could differ substantially.

COMBINED LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	399	$284,650,268.34	31.75%
No Second Lien	423	347,841,503.42	38.80
1.01—60.00	15	21,479,277.90	2.40
60.01—65.00	6	7,947,704.02	0.89
65.01—70.00	6	7,541,032.02	0.84
70.01—75.00	8	9,625,759.95	1.07
75.01—80.00	20	22,366,257.28	2.50
80.01—85.00	29	22,478,820.16	2.51
85.01—90.00	284	171,962,213.39	19.18
90.01—95.00	1	512,000.00	0.06
Total	1,191	$896,404,836.48	100.00%

At origination, the weighted average combined loan-to-value ratio of the first and second liens of the mortgage loans (exclusive of mortgage loans with no second lien) was approximately 83.32%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the combined loan to value percentages of all combined loan to values of such mortgage loans does not differ from such values for the remaining mortgage loans, and the values could differ substantially.